SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 6, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Shelf Offering Memorandum

English Translation-for convenience only
The Hebrew version shall be the binding version

January 6, 2020

Partner Communications Company Ltd.
(hereinafter: “the Company” or “Partner”)

Shelf Offering Memorandum

Pursuant to the Company’s shelf prospectus of June 13, 2018 (hereinafter: “the Shelf Prospectus” or “the Prospectus”),  (reference no.: 2018-02-057361 ), and pursuant to the provisions of the Israel Securities Regulations (Shelf Offering of Securities), 5766 – 2005 (hereinafter: “Shelf Offering Regulations”), the Company is pleased to publish herewith a shelf offering memorandum for the issue and listing of the Offered Securities, as defined hereunder (hereinafter: “the Shelf Offering Memorandum” or “the Offering Memorandum” or “the Memorandum”) for trading on the Tel-Aviv Stock Exchange Ltd. (hereinafter: “the TASE”):

American Depositary Shares (hereinafter: “ADS”) of the Company (with each ADS representing one share of the Company), which are listed for trading on the NASDAQ Global Select under the ticker “PTNR.” Additionally, shares of the Company are listed for trading on the Tel-Aviv Stock Exchange Ltd. (hereinafter: “the TASE”) under the ticker “Partner,” pursuant to a listing document by virtue of the provisions regarding dual listing in Chapter E.3. of the Israel Securities Law, 5728 – 1968 (hereinafter: “Securities Law”) and the regulations instituted by virtue thereof. The Company’s current reports are in accordance with the law in the United States and are in English, and are in accordance with the dual listing rules prescribed in Chapter E.3. of the Securities Law and the regulations instituted by virtue thereof. The Company shall also continue to report according to the dual listing rules subsequent to the issuance pursuant to This Shelf Offering Memorandum.

The Memorandum includes supplementary information (either in the Memorandum or by way of referral) about material developments in the Company since the date of the Shelf Prospectus, and additional information that is required pursuant to the United States Securities Act of 1933, as amended from time to time (hereinafter: “Securities Act”) and the rules and regulations of the United States Securities Exchange Commission that would have applied, had the offering of securities as stated been registered pursuant to the Securities Act using the Form F-3 listing form, including updated financial information based on the rules and requirements of the United States Securities Exchange Commission in clause 8 of Form 20-F, and this, in addition to the details required pursuant to the Shelf Offering Regulations. In accordance with the opinion that the Company received from a US law firm (hereinafter: "the US Lawyer"), the Memorandum together with its accompanying documents and the Shelf Prospectus together with its accompanying documents appropriately comply in a material manner with the requirements of the Securities Act and the rules and regulations of the United States Securities Exchange Commission, that would have applied if it would have been filed with the United States Securities Exchange Commission as part of a Form F-3 registration document with respect to a public offering in the United States of the offered securities (defined below) according to the Securities Act, apart from the sections of the Offering Memorandum that are in Hebrew, and apart from the fact that particular clauses and appendices would have been included in Form F-3 that are not included in the Offering Memorandum and that are technical in nature and are immaterial to the matter of offering securities to the public in Israel.

The offering of the offered securities by the Company within the scope of this Shelf Offering Memorandum (hereinafter: “the Offered Securities”) shall be done solely in Israel and shall not be done in the United States and/or to U.S. Persons, as this term is defined in Regulation S, which was instituted by virtue of the Securities Act, as amended from time to time (hereinafter: “Regulation S”), and this, according to the conditions of the exemption from the listing requirements pursuant to Category 1 of Regulation S.

The Offered Securities may be sold by resale based on section 904 of Regulation S, whereby, the Offered Securities may be resold on the TASE by any person (excluding resales by the Company, a distributor, or a related party related to any of them (except an office holder that is a "related party" by virtue solely of their position, or a person acting on behalf of any of them), without imposing any blocking period or other restriction, provided that: (1) the offering is not made to a person in the United States; (2) the seller and anyone acting on its behalf did not know that the transaction has been organized in advance with a purchaser in the United States; and (3) No  Directed Selling Efforts, as this term is defined in Regulation S, shall be done in the United States by the seller, a related party or by any person acting on its behalf.

The Company has provided the TASE with an opinion of the U.S. lawyer according to which, based on the assumptions, reservations and limitations in the opinion, the offering in accordance with the Shelf Offering Memorandum is exempt from listing requirements pursuant to the Securities Act in accordance with Category 1 of Regulation S and that in accordance with Regulation S the securities that are offered according to This Offering Memorandum will be eligible for  resale on the TASE by any person (except as and subject to that detailed above).

Any purchaser of the Offered Securities pursuant to the Memorandum shall be deemed as a party who declared: (i) that it is not located in the United States and that it is not a U.S. Person; (ii) that it is not purchasing the Offered Securities for or on behalf of a U.S. Person or any person located in the United States; (iii) that it was not staying in the United States when it submitted an application to purchase or when it purchased the Offered Securities; and (iv) that it is not purchasing the Offered Securities with an intention to carry out a “distribution” of the Offered Securities in the United States (as this term is defined in the U.S. securities laws).

Pursuant to that stated above, all of the distributors (as this term is defined in clause 13 below) have undertaken that they shall offer the Offered Securities solely in Israel and only to persons that are not a U.S. Person and that they did not and shall not perform any action or publish any advertisement in the United States pertaining to the promotion of the sale of the Offered Securities.

Solely the laws of the State of Israel shall apply to this Memorandum and no other laws whatsoever shall apply; solely the competent courts in Israel and they alone shall have sole jurisdiction in relation to any matter pertaining to the said matters; and the offerees, by consenting to purchase the Offered Securities, are accepting this sole jurisdiction and this choice of law.

The Shelf Prospectus and the Shelf Offering Memorandum were not filed with the United States Securities Exchange Commission. The Offered Securities shall not be listed pursuant to the Securities Act in the United States, and any person purchasing Securities pursuant to this Shelf Memorandum shall be allowed to offer, sell, pledge or transfer the said Offered Securities in any other way solely: (i) pursuant to Regulation S; (ii) pursuant to a listing document pursuant to the Securities Act; or (iii) pursuant to an exemption from the listing requirements pursuant to the Securities Act. The Company is not undertaking to list the Offered Securities for the purpose of an offering or sale in the United States pursuant to the Securities Act.

A decision to purchase the Offered Securities should be reached solely relying on the information contained (including by way of referral) in the Shelf Prospectus and in the Shelf Offering Memorandum. The Company did not allow any person or other body to furnish information that differs from that specified in the Shelf Prospectus or in this Memorandum. The Shelf Prospectus and This Memorandum do not constitute an offering of Securities in any other country apart from in the State of Israel.

The terms used in This Shelf Offering Memorandum shall have the definitions ascribed to them in the Shelf Prospectus, unless otherwise stated.

1.	The Offered Securities

1.1	Up to 21,950,000 registered ordinary shares of the Company of NIS 0.01 each (hereinafter: “the Offered Shares” or “the Shares”).

1.2
Notwithstanding clause 1.1 above, if and to the extent that as part of the tender (as defined in clause 2.1 below), the quantity of orders for the purchase of shares (hereinafter "the Accepted Quantity") shall be in a quantity exceeding 19,500,000 shares (hereinafter: "the Maximum Issued Quantity"), then the following provisions shall apply: (a) The Company shall specify in the report on the results of the offering the quantity that the Company intends to issue and the total excess above the Maximum Issued Quantity (hereinafter: "the Excess Quantity"); (b) the issuance of the units to the public in the Excess Quantity (only) shall not be effected and no funds will be collected for the Excess Quantity (only); (c) The allotment to subscribers whose offers have been accepted as part of tender to the public in accordance with the provisions of section 2.10 below, shall be carried out according to the ratio (pro rata) between the Maximum Issued Quantity and the quantity offered in accordance with the Shelf Offering Memorandum or the Accepted Quantity., the lower of them,

For example, if, in the context of the tender to the public, subscriber offers of 20,000,000 shares were accepted, then, in view of the Maximum Issued Quantity, which is 19,500,000 shares,  each subscriber, whose offer will be accepted in accordance with the results of the tender that will be conducted in accordance with the provisions of section 2.10 below, a rate of 97.5% from the quantity of shares for which his offer was accepted will be allotted to such subscriber, a rate which is the result of the following ratio:

the Maximum Issued Quantity / the Accepted Quantity.

19,500,000/20,000,000.

1.3
The Offered Shares shall have equal rights to the ordinary shares existing in the Company’s share capital, and shall entitle the owners thereof to the full cash dividends and to any other distribution. For a description of the rights attached to the ordinary shares, see clause 8 hereunder.

2.	Details of the Offering (Tender No: [1151760])

2.1
The Offered Shares are being offered to the public in 219,500 units  (hereinafter: "the Units"), by way of a uniform offering, as stated in the Israel Securities Regulations (Mode of Offering of Securities to the Public), 5767 – 2007 (hereinafter: “the Mode of Offering Regulations”) by way of a tender on the price per unit (hereinafter: "the Tender"), at a total price per unit that shall not be less than a total of NIS 1,500 per unit (hereinafter: “the Minimum Price” or " the Minimum Price per Unit"), with the composition of each unit being as follows:

The Price
100 ordinary Shares at a Minimum Price of NIS 15.00 per share	NIS 1,500
The total Minimum Price per Unit	NIS 1,500

The closing price of the Company’s Shares on the TASE on January 5, 2020 was 1,460 agorot.

2.2
Any subscriber must specify in its order the number of Units that it wishes to purchase and the price per unit that it is bidding, which shall not be less than the Minimum Price. An order for the purchase of Units that shall be submitted within the scope of the tender that shall bid a price that is lower than the Minimum Price, or that did not specify a price per unit, shall be nullified and shall be deemed as if not submitted.

2.3
Any subscriber may submit up to three (3) orders at different prices per unit (which, as stated, shall not be less than the Minimum Price), provided that the prices per unit being bid by it shall be quoted at increments of NIS 1; i.e., it shall be possible to tender bids at prices of NIS 1,500, NIS 1,501, NIS 1,502 and NIS 1,503, and so forth. Any order of Units that tenders a bid not quoted in increments of NIS 1 shall be downwardly rounded to the next increment.

2.4
Orders may be submitted for the purchase of whole Units only. Any order that shall be submitted for any fraction of a unit shall be deemed an order being submitted solely for the number of whole Units specified therein, and the fraction of a unit specified in the order shall be deemed as if not specified therein ab initio.

2.5
Subject to any law, the orders for the purchase of the Offered Units are irrevocable. Every order shall be deemed an irrevocable undertaking on the part of the subscriber to accept the Shares that shall be allotted to it as a result of full or partial acceptance of its order, and to pay the full price of the Shares that it is entitled to receive pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum, through the Issue Coordinator (as this term is defined hereunder) pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum.

2.6	The offering of the Offered Securities pursuant to the Shelf Offering Memorandum is not secured by underwriting.

In this regard, “Subscriber” or “Applicant” – including a family member residing with the subscriber, and a Classified Investor that is ordering Shares pursuant to clause 4 of the Memorandum.

2.7	The timeframe for submitting orders

The period for submitting orders for the purchase of the Offered Units to the public shall be opened on January 6, 2020 (hereinafter: “the Day of the Tender” or “the Submission Date of the Applications”), at 09:30 a.m. (hereinafter: “Opening Time of the Subscription List”) and shall be closed on the same day at 16:30 p.m. (hereinafter: “Closing Time of the Subscription List”), provided that the Closing Time of the Subscription List shall not be before seven (7) hours have elapsed, at least five (5) of which are hours of trading, since the publication time of the Offering Memorandum. Until the signature list is closed, the Company may cancel the offering without entitling the investors to any claim and/or right in this regard. In such case, all orders made in connection with the offering will be considered void.

2.8	Order submissions

2.8.1
Orders for the purchase of the Units must be submitted to the Company using the customary forms for this purpose, through Israel Discount Bank at 38 Yehuda Halevy St, Tel Aviv-Jaffa (hereinafter: “the Issue Coordinator”"), or through banks or other TASE members (hereinafter: “the Authorized Order Recipients”), by no later than the Closing Time of the Subscription List. The Authorized Order Recipients shall be responsible and liable to the Company and to the Issue Coordinator for the payment of the full consideration that shall be due to the Company in respect of orders submitted through them and that were fully or partially accepted.

2.8.2
Any order that shall be submitted to an Authorized Order Recipient on the Day of the Tender shall be deemed as submitted on that day if it shall be received by the Authorized Order Recipient by the Closing Time of the Subscription List, provided that the Authorized Order Recipient shall forward it to the Issue Coordinator and the Issue Coordinator shall receive it by one hour after the Closing Time of the Subscription Ltd; i.e., by 17:30 on the Day of the Tender (hereinafter: “the Deadline for Submissions to the Coordinator”).

2.8.3
The Authorized Order Recipients shall forward the orders to the Issue Coordinator on the Day of the Tender through broadcast of the requests to a digital vault or by sealed envelopes that shall remain sealed until the Deadline for Submissions to the Coordinator, and shall be inserted into a closed box, together with the orders that were submitted directly to the Issue Coordinator.

2.9	The tender proceedings, publication of the results and payment of the consideration

2.9.1
On the Day of the Tender, after the Deadline for Submissions to the Coordinator, the box shall be opened and the envelopes shall be opened, including the requests that were transmitted through the digital vault, in the presence of a representative of the Company, a representative of the Issue Coordinator and an accountant, who shall supervise the proper conduct of the tender proceedings.

2.9.2
By 10:00 a.m. on the morning of the first trading day after the Day of the Tender, the Issue Coordinator shall deliver notice to the subscribers, through the Authorized Order Recipients through which the orders were submitted, about the extent of the acceptance of their orders. The notice shall specify the price per unit determined in the tender, the number of Units that shall be allotted to the subscriber and the consideration that it must pay for them. Upon receipt of the notice, and by 12:30 p.m. on that same afternoon, the subscribers whose orders for Units were fully or partially accepted, must transfer the consideration that must be paid for the Units in their orders that were accepted, to the Issue Coordinator, through the Authorized Order Recipients.

2.9.3	On the first day of trading after the Day of the Tender, the Company shall announce the results of the tender in an immediate report to the Israel Securities Authority and to the TASE.

2.9.4
The Company deems the deposit of the consideration of the issue in the Special Account, as this term is defined hereunder in clause 2.11 of the Memorandum, as a transfer of the consideration to the Company, and the Company shall apply to the TASE to list the Shares for trading on the basis of this.

2.10	Mode of determining the price per Units and the allotment to the subscribers

All of the Units for which purchase orders shall be accepted, shall be issued at a uniform price per unit that shall be determined according to the results of the tender (hereinafter: “the Uniform Price per Unit”), and the method for allotting the Units shall be as follows:

2.10.1
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) that shall be accepted shall be less than the inclusive number of Units being offered pursuant to the Offering Memorandum, then all of the orders shall be accepted in their entirety and, in such instance, the Uniform Price per Unit shall be the Minimum Price specified in the Offering Memorandum. The balance of the Units, for which orders shall not be accepted, shall not be issued.

2.10.2
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) that shall be accepted shall be equal to or higher than the inclusive number of Units being offered to the public, then the Uniform Price per Unit shall be equal to the highest price per unit at which orders were submitted for the purchase of all of the Units being offered pursuant to This Offering Memorandum (including orders submitted by Classified Investors) pursuant to the Offering Memorandum.

In such instance, the Units being offered shall be allotted as follows:

(a)	Orders quoting a price per unit lower than the Uniform Price per Unit – shall not be accepted;

(b)	Orders quoting a price per unit higher than the Uniform Price per Unit – shall be accepted in their entirety;

(c)
Orders (not including orders submitted by Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) quoting a price per unit that is equal to the Uniform Price per Unit – shall be accepted on a pro rata basis, so that each subscriber shall receive, out of the total of the offered Units that shall remain for distribution after accepting orders quoting a price per unit that is higher than the Uniform Price per Unit (and after accepting the orders of the Classified Investors that engaged in an early commitment with the Company, which shall order at the Uniform Price per Unit, as stated in clause 4 of the Memorandum), a portion that is equal to the ratio between the number of Units that it ordered in an order quoting the Uniform Price per Unit and the inclusive number of Units included in all orders submitted to the Company that quoted the Uniform Price per Unit (after deducting the shares of the Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum);

(d)	The allotment to Classified Investors shall be done as specified in clause 4 of the Memorandum.

2.10.3
If fractional Units shall be created as a result of the allotment of the Units according to the response to the tender as stated above, they shall be rounded, to the extent possible, to the closest whole unit. Surplus Units that might remain as a result of rounding as stated shall be purchased by the Issue Coordinator at the price per unit specified in the Offering Memorandum.

2.10.4
Each subscriber shall be deemed as if it committed in its order to purchase all of the Units that shall be allotted to it as a result of a partial or full acceptance of its order, according to the rules specified above in this clause 2.

2.10.5
If according to the results of the Tender, the quantity for which requests to purchase were received is above the Maximum Issued Quantity, the allotment will be made according to the proportional part as specified in clause 1.2 above.

2.11	Special account

2.11.1
Shortly before the Day of the Tender, the Issue Coordinator shall open a special income-bearing trust account under the Company’s name in a banking corporation (hereinafter: “the Special Account”) and shall disclose the details of the Special Account to the Authorized Order Recipients. The Special Account shall be used for monies that shall be received.

2.11.2
The Special Account shall be managed exclusively by the Issue Coordinator for and on behalf of the Company pursuant to the provisions of section 28 of the Securities Law. The monies that shall be paid in respect of the orders that were fully or partially accepted by the Company shall be deposited in the Special Account. The Issue Coordinator shall invest the monies that shall accumulate in the Special Account in liquid, unlinked deposits bearing interest on a daily basis, to the extent that this shall be possible.

2.11.3
By no later than 12:00 p.m. on the second trading day after the Day of the Tender, the Issue Coordinator shall transfer the balance of the monies that shall remain in the Special Account to the Company, including the profits that accumulated in respect thereof, and this, against the transfer of certificates in respect of the Shares to Mizrahi Tfahot Nominee Company Ltd. (hereinafter: “the Nominee Company”) and crediting of the TASE member pursuant to the instructions of the Issue Coordinator. In the event of cancellation of the tender, the Offered Shares shall not be issued within the scope of the tender, they shall not be listed for trading on the TASE, and no monies shall be collected from the investors in connection with those Shares.

3.	Additional allotment

The Company shall not execute an additional allotment as defined in the manner of voting regulations pursuant to this Shelf Offering Memorandum.

4.	Classified Investors

Out of the Units being offered to the public as stated in This Shelf Offering Memorandum, early commitments for the purchase of 183,929 Shares were given by Classified Investors1, as defined in Regulation 1 of the Mode of Offering Regulations (hereinafter: “the Classified Investors”), whereby, the Classified Investors shall submit orders in the tender for the purchase of Units constituting approximately 83.79% of the total Units being offered pursuant to the Shelf Offering Memorandum, as specified hereunder in this clause 4.

The early commitments from Classified Investors were received according to the principles prescribed in the Mode of Offering Regulations.

In this clause 4, “oversubscription” is the ratio between the quantity of offered Units for which orders were submitted at the price per unit that shall be determined in the tender, and the quantity remaining for distribution (as defined below), provided that it exceeds one;

1 ”A Classified Investor" –one of the following: (1) a portfolio manager as its meaning in section 8(b) of the Advice Law, that purchases at its discretion for the account of a client; (2) a corporation that is wholly owned  by a classified investor, one or more, that purchases for itself or for another classified investor; (3) an investor as set forth in section 15A(b)(2) of the Securities Law 5728-1968 (hereinafter: "the Law"); (4) an investor as set forth in sections (1) through (9) or (11) of the First Appendix to the Law, that purchases for itself. In addition, a Classified Investor must undertake to purchase securities in an amount of no less that NIS 800,000.

“The quantity remaining for distribution” is the quantity of offered Units that were offered to the public, after deducting from it that quantity of offered Units that were ordered at a price per unit that is higher than the price per unit that shall be determined in the tender.

Pursuant to the Mode of Offering Regulations, in the event of oversubscription, the allotment to Classified Investors shall be as follows:

(a)
if the oversubscription was up to five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 100% of the quantity that it committed to purchase;

(b)
if the oversubscription was more than five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 50% of the quantity that it committed to purchase.

If the quantity of the Units remaining for distribution is insufficient for an allotment as stated above, then the quantity remaining for distribution shall be allotted to the Classified Investors according to the pro rata of each early commitment out of the total early commitments submitted at the same price per unit.

The allotment to Classified Investors shall be at the price per unit that shall be determined in the tender.

Orders from the Classified Investors shall be submitted within the scope of the tender and shall be deemed orders submitted by the public for the purpose of determining the price per unit, and this, subject to that stated above with regard to the distribution of the Units in the event of an oversubscription. It is clarified that, if there is no oversubscription, then the orders from the Classified Investors within the scope of the tender shall be deemed orders submitted by the public for the purpose of distributing the Units to the subscribers.

Early commitments received from Classified Investors:

Each of the Classified Investors specified hereunder committed, within the scope of an early commitment, to submit orders to purchase Units at a quantity that shall not be less than the quantity detailed below and a price per unit that shall not be less than the price specified below alongside its name:

	Name of the Classified Investor	The price per unit	The number of Units
1	Hazavim Long LP	1590	555
2	A to Z Finance Ltd. (*)	1700	2850
3	Operato Securities Distribution Ltd.	1550	1340
4	Orcom Strategies Ltd.	1550	1700
5	Orcom Strategies Ltd.	1520	2000
6	Orcom Strategies Ltd.	1505	1200
7	I.B.I Investment House Ltd.	1500	1700
8	Alumot Mutual Fund Management Ltd.	1600	1650
9	Altshuler Shaham Netz LP	1511	600
10	Alpha Opportunities LP	1543	1940
11	Emetrin 2 LP (*)	1650	6337
12	Emetrin 2 LP (*)	1590	920
13	Emetrin 2 LP (*)	1502	1450
14	Emetrin LP (*)	1650	552
15	Emetrin LP (*)	1590	3998
16	Emetrin LP (*)	1502	1166
17	Best Alternative Portfolio Management Ltd.	1526	610
18	Barak Capital Investments 2006 Ltd. (*)_	1650	2500
19	Barak Capital Investments 2006 Ltd. (*)_	1590	980
20	Genos Ltd.	1600	1000
21	Hachshara Insurance Company Ltd.	1632	3236
22	Haphoenix Insurance Company Ltd.-Nostro (**)	1600	1650
23	Varden Investment House Ltd.	1650	3400
24	Hazavim LP	1590	555
25	I.A.Z Investments & Assets Ltd.	1610	2000
26	I.A.Z Investments & Assets Ltd.	1521	2000

	Name of the Classified Investor	The price per unit	The number of Units
27	Yalin-Lapidot Mutual Fund Management Ltd.	1581	4897
28	Yalin-Lapidot Gemel Fund Management Ltd.	1520	10000
29	Yalin-Lapidot Investment Portfolio Management Ltd.-for managed customers	1560	4788
30	Meitav Tachlit Mutual Funds Ltd. (**)	1520	3540
31	Meitav Tachlit Mutual Funds Ltd. (**)	1510	953
32	Menora Mivtachim Tradable Shares in Israel (**)	1501	13000
33	Israel Tradable Shares for Investors	1505	26578
34	Inbar Derivatives Ltd.	1700	902
35	Fidelity Venture Capital Ltd.	1530	575
36	Final Capital Ltd.	1500	1638
37	Flotus Investments LP	1700	1500
38	Psagot Gemel & Pension Ltd. (**)	1564	13333
39	Psagot Gemel & Pension Ltd. (**)	1548	5735
40	Psagot Mutual Funds Ltd. (**)	1551	8429
41	Proxima Investment Management Ltd.	1700	3762
42	Priority Asset Management Ltd.	1561	1000
43	Priority Asset Management Ltd.	1509	700
44	K.S.M Financial Trade Instruments Ltd. (**)	1520	670
45	Optimus Fund LP	1580	1266
46	Monbaz Fund LP	1600	4500
47	R.I.L Spirit Management & Investments Ltd.	1561	1000
48	R.I.L Spirit Management & Investments Ltd.	1511	600
49	Partnership-Israel Shares-Haphoenix Amitim (**)	1600	12250

	Name of the Classified Investor	The price per unit	The number of Units
50	Stock Exchange Services & Investments in Israel I.B.I Ltd. (*)	1500	2500
51	Shekef Investments in Maof Ltd.	1610	5354
52	Shekef Investments in Maof Ltd.	1521	2970
53	Tachlit Complex Instruments Ltd. (**)	1600	1200
54	Tachlit Complex Instruments Ltd. (**)	1510	1300
55	Tachlit Financial Instruments Ltd. (**)	1600	1100
Total			183,929

 (*) A Classified Investor that is an underwriter or distributor in the .

The total amount of Units ordered by said investors- 28,715 Units.

(**) An interested party in the Company or parties related to an interested party in the Company.

The Classified Investors shall be entitled to an early commitment fee at the rate of 2.5% of the inclusive immediate consideration in respect of the Units for which the Classified Investors committed to submit orders, computed according to the Minimum Price per Unit (and not according to the price per Unit that shall be determined in the tender).

On the Day of the Tender, a Classified Investor shall be permitted to raise the price per unit over the price per unit that it had quoted in its aforesaid early commitment (at increments of NIS 1), by delivering written notice to the Issue Coordinator, which must be received by the Issue Coordinator by the Closing Time of the Subscription List.

The consideration that shall be paid by the Classified Investors shall be transferred to the Issue Coordinator through the TASE members, on the first trading day after the Day of the Tender, by 12:30 p.m., and shall be deposited by it in the Special Account, as defined above in clause 2.11 of the Memorandum.

It is clarified that the Classified Investors shall be able to order Units at a quantity that exceeds that specified in their early commitments, however, any extra Units that shall be ordered shall not be deemed orders from Classified Investors for the purposes of This Shelf Offering Memorandum, but rather, for all intents and purposes, as orders submitted by the public.

5.	Engagements for the purchase of securities

Pursuant to the terms of the license for the provision of Mobile Radio Telephone (MRT) service via the cellular method that the Company received from the Ministry of Communications, as updated on August 27, 2019 (hereinafter: “the License”), 5% of its total issued share capital and of each of the means of control over the Company must be held by “Israeli Parties” (as this term is defined in the License) and particular transfer restrictions shall apply to them as prescribed in the License. For the purpose of complying with this requirement, the Company engaged in an agreement with Poalim I.B.I.- Underwriting and Issuing Ltd. (hereinafter: "Poalim IBI")for the execution of a private issue of Shares that shall be considered as Shares being held by “Israeli Parties” for the purpose of the License requirements (hereinafter: “the Issuance to Poalim IBI”), which will constitute approximately 0.52% of the issued and outstanding capital of the Company (including dormant shares) after the public issue, and the execution of  the Issue to Poalim IBI2, and at a price that reflects a 25% discount off the effective price per share (i.e., the price determined in the institutional tender, after deducting an early commitment fee)3. The agreement further specifies that, insofar as Poalim IBI shall sell all or a portion of the Shares issued to it, the Company shall be entitled to 50% of any profit that Poalim IBI shall gain from such a sale (but clarifies that, if Poalim IBI shall sell the Shares at a loss, the Company shall not bear all or a portion of the loss. The Shares that shall be issued in the Issuance to Poalim IBI shall be registered for trade however they will not be deposited with the nominee company,  will not be traded on TASE, and any transfer of the Shares to a third party shall be subject to the approval of the buyer to assume particular undertakings pursuant to the License and the approval of the Ministry of Communications. The TASE has given their consent to register the allocated shares to Poalim IBI for trade. It is further emphasized that, in accordance with the Company's Articles of Association, until the receipt of the Ministry of Communications’ confirmation that Poalim IBI is an “Israeli Party,” the Shares that shall be issued in the Issue to Poalim IBI shall be deemed Dormant shares (as this term is defined in section 308 of the Companies Law, 5759 – 1999) and shall not vest any rights. See clause 16.2 hereunder regarding a risk factor pertaining to the Issuance to Poalim IBI.

2 These shares, together with the shares held on the date of the Shelf Offering Memorandum by Israeli Parties, will constitute more than 5% of the issued and outstanding capital of the Company (less the dormant shares)after the issue to the public and to Poalim IBI; if all of the shares being offered to the public are issued, (as defined in clause 1.2 above) Poalim IBI will be issued 996,778 shares.

3  The price in the issuance to Poalim IBI will be NIS 10.97 per share.

6.	Details about the Company’s issued and outstanding share capital

6.1
Following are details about the quantity of Shares in the Company’s registered share capital and in the issued and outstanding share capital (quantity of ordinary shares of NIS 0.01 each of the Company), correct to January 5, 2020:

Registered share capital	Issued and paid-up share capital[4]	Fully diluted issued and paid-up share capital[5]
235,000,000	171,191,827	180,212,516

6.2
Subsequent to the issue, assuming that the full Maximum Issued Quantity  is purchased pursuant to This Shelf Offering Memorandum ( assuming that entire amount of the shares will be issued to Poalim IBI), the Shares issued pursuant to This Shelf Offering and the shares that will be issued to Poalim IBI shall constitute 11.1% of the voting rights (excluding the dormant shares) and 10.7% of the of the Company’s issued and paid-up share capital subsequent to the issue[6] (including dormant shares) , and 10.6% of the voting rights (excluding dormant shares) and 10.2% of the Company’s issued and paid-up share capital (including dormant shares) subsequent to the issuance, on a fully diluted basis

4  This figure also includes 7,028,254 dormant shares  and restricted shares that were allotted by the Company to employees and officers, but not including options that were allotted by the Company to employees and officers, which are in effect correct to the date of the Memorandum and not yet been exercised for shares.

5   In this regard, “fully diluted” – assuming that all of the Company’s securities that are exercisable for shares of the Company shall be exercised (i.e., unregistered options allotted by the Company to employees and officers, which are in effect correct to the date of the Memorandum and not yet exercised for shares and restricted shares). It should be noted in this regard that the options allotted to employees and to officers are exercisable according to a cashless mechanism however for the purpose of the calculation, full exercise without the cashless mechanism was assumed ; therefore, the quantity of shares that shall actually be issued following an option exercise may  be lower than the quantity of allotted options.

6   The dormant shares are a quantity of 7,028,254, and include restricted shares that were allotted by the Company to employees and officers, but does not include options allotted by the Company to employees and officers, that are in effect correct to the date of the Shelf Offering Memorandum and not yet exercised for shares.

After the issuance, assuming that the Maximum Issued Quantity is purchased pursuant to this Shelf Offer Memorandum (excluding the amount of shares that will be issued to Poalim IBI), the shares issued pursuant to this Shelf Offer Memorandum shall constitute approximately 10.6% of the voting rights (excluding dormant shares) and approximately 10.2 %of the issued and paid-up capital of the Company after the issuance (including dormant shares), and approximately 10.1% of the voting rights (excluding dormant shares) and approximately 9.8% of the issued and paid-up capital of the Company (including dormant shares) after the issuance on a fully diluted basis.

6.3	The Offered Shares pursuant to This Offering Memorandum shall be listed under the name of the Nominee Company.

7.	Details about the prices of the Company’s share on the TASE

Following are details about the highest and lowest closing price (adjusted) of the Company’s share on the TASE in 2018 and 2019 and during 2020 (up until just prior to the publication date of the Offering Memorandum (in agorot):

	2018		2019		From January 1, 2020 until just prior to the date of the Offering Memorandum[7]
	Price	Date	Price	Date	Price	Date
High price	2,267	7.1	1,840	1.1	1,497	1.1
Low price	1,278	18.6	1,251	7.8	1,460	5.1

7   Up until January 2, 2020.

8.	Terms of the Offered Securities

8.1	The ordinary Shares of the Company being offered pursuant to This Memorandum shall have equal rights to the rights of the existing ordinary Shares of the Company on the date of their issue.

8.2
Each ordinary Share grants the holder thereof the right to receive notices, to participate and to vote during the Company’s General Meetings. Each ordinary Share has one vote during voting by the General Meeting.

8.3
Furthermore, each ordinary Share entitles the holder thereof to the right to receive a dividend, bonus shares and any other distribution, return on equity and participation in a distribution of the Company’s surplus assets in the event of liquidation.

9.	Taxation

As is customary when making decisions about financial investments, the tax implications should be considered that relate to an investment in the Securities being offered in This Offering Memorandum.

Pursuant to the law currently in effect, the tax arrangements briefly described hereunder apply to the Securities being offered to the public pursuant to This Offering Memorandum:

9.1	Capital gain from a sale of the Offered Securities

Pursuant to section 91 of the Israel Income Tax Ordinance [New Version], 5721 – 1961 (hereinafter: “the Ordinance”), a real8 capital gain from a sale of Securities by an individual resident of Israel is taxable at the individual’s marginal tax rate pursuant to section 121 of the Ordinance, but at a rate that shall not exceed twenty-five percent (25%), and the capital gain shall be deemed the highest rung in its taxable income bracket. This, except in relation to a sale of Securities by an individual who is a “material shareholder” of the Company – i.e., a holder, whether directly or indirectly, whether alone or jointly with another party,9 of at least ten percent (10%) of one or more of any means of control10 over the Company – on the date of sale of the Securities or on any date during the 12 months preceding the sale as stated, for which the tax rate on a real capital gain by the holder shall be at a rate that shall not exceed thirty percent (30%). Notwithstanding that stated above, an individual who claimed less real interest expenses and linkage differentials on account of the Securities shall be taxed for the capital gain from a sale of the Securities at the tax rate of thirty percent (30%), up until provisions and conditions are prescribed for deducting real interest expenses and linkage differences pursuant to section 101A.(a)(9) and 101a(b) of the Ordinance. The reduced tax rate as stated shall not apply to an individual whose income generated from a sale of the Securities is within the scope of income from a “business,” or from a "profession", pursuant to the provisions of section 2(1) of the Ordinance. in which case he will be liable for a marginal tax as provided for in section 121 of the Ordinance as well as an excess tax insofar as it will apply.

In addition, under section 121b (a), an individual whose taxable income in the 2019 tax year exceeded NIS 649,560, will be liable to pay an additional tax of 3% on the portion of his taxable income in excess of the said amount (the said amount as of 2019).A body of persons shall be taxed for a real capital gain from a sale of Securities at the corporate tax rate prescribed in section 126(a) of the Ordinance (23% as of the 2018 tax year).

Pursuant to the provisions of section 94b of the Ordinance, upon the sale of shares that are traded on the TASE by a share seller who is a "material shareholder" at the date of sale or during the preceding 12 months, the amount of real capital gain arising from the sale will be reduced by an amount equal to a portion of the distributable earnings accrued in the company from the end of the tax year that preceded the share purchase year or from January 1, 2006 onwards, the later, in a company whose shares are sold, in proportion to the seller's share of the right to earnings in the company.

8 As this term is defined in section 88 of the Ordinance.

9 As this term is defined in section 88 of the Ordinance.

10  As this term is defined in section 88 of the Ordinance.

Exempt mutual funds and provident funds and tax-exempt bodies pursuant to section 9(2) of the Ordinance are exempt from tax in respect of capital gains from a sale of Securities as stated, subject to the conditions prescribed in the said section. Pursuant to the provisions of section 129.C of the Ordinance, the tax rates applicable to a taxable mutual fund’s income from a sale of Securities shall be the tax rates that would have applied had the seller been an individual when the income does not constitute income from a “business” or a “profession,” unless otherwise expressly provided. If no particular tax rate has been defined for income, the income shall be taxed at the maximum rate prescribed in section 121 of the Ordinance.

As a rule, capital losses arising from the sale of the Offered Securities will only be offset in cases where if capital gains were created they would have been taxed by their recipient.

According to the principles set out in section 92 of the Ordinance, capital losses from the sale of such securities may be offset against real capital gain and real estate appreciation arising from the sale of any property, whether in Israel or abroad (except for the amount of inflation which will be offset by a ratio of 1 to 3.5).

A capital loss from the sale of securities may also be offset in the same tax year in which it is also generated against interest and dividend income received for the same offered security or for other securities (provided that the applicable tax rate that applies to the said interest or dividend did not exceed the rate of corporation tax provided for in section 126(a) of the Ordinance if he is a body of persons and the rate set forth in sections 125b(1) or 125c(b) of the Ordinance, as applicable, if he is an individual.

A loss that cannot be offset, in whole or in part, in a particular tax year, as stated above, may be offset only against real capital gain and real estate appreciation as provided in section 92 (b) of the Ordinance in subsequent tax years, one after the other, for the same year in which the loss occurred, provided that a tax report was filed for the tax year in which the loss occurred.

Pursuant to the Income Tax Regulations (Deduction from a Consideration, from a Payment or from a Capital Gain from a Sale of a Security, from the Sale of a Unit in a Mutual Fund or from a Future Transaction), 5763 – 2002 (hereinafter: “Deduction from Capital Gains Regulations”), when calculating the capital gain for the purpose of deducting the tax at source from a sale of traded securities, mutual fund units and future transactions (hereinafter: “Tradable Securities”), the taxpayer (as this term is defined in the Deduction from Capital Gains Regulations) shall offset the capital loss created from a sale of Tradable Securities that were under its management by deducting at source, provided that the gain was generated during that same tax year in which the loss was created, whether before the loss was created or after the said date.

In accordance with section 94c, when a group of persons sells a Share, the sum of a dividend received in respect of that Share during the 24 months preceding the sale shall be deducted from the sum of the capital loss created by the sale of the Share, apart from a dividend on which tax was paid (apart from tax paid outside of Israel) at the rate of fifteen percent (15%) or more, but not more than the sum of the loss.

Regarding tax deduction at source from the real capital gain from a sale of the Offered Securities, pursuant to the Deduction from Capital Gains Regulations, the taxpayer (as this term is defined in the Deduction from Capital Gains Regulations) that is paying a consideration to a seller in a sale of the Securities shall deduct tax at the rate of twenty-five percent (25%) from the real capital gain when the seller is an individual, and at the corporate tax rate prescribed in section 126(A) of the Ordinance (23% as of 2018) from the real capital gain or from the payment, as the case may be, when the seller is a body of persons.

Furthermore, tax at source shall not be deducted in relation to provident funds, mutual funds and other bodies that are exempt from tax deductions at source by law, after they had furnished suitable exemption certificates in advance.

It should be noted that, if, on the date of the sale, the full tax at source has not been deducted from the real capital gain, the provisions of section 91(d) of the Ordinance and the provisions by virtue thereof shall apply regarding reporting and paying of tax advances by the seller in respect of a sale as stated on July 31 and on January 31 of each tax year, for the sale of securities in the six months that preceded the month in which the reporting day occurred.

Insofar as the Offered Securities pursuant to This Offering Memorandum shall be delisted from trading on the TASE, the rate of the deduction at source that shall be deducted at the time of their sale (after delisting) shall be thirty percent (30%) of the consideration, as long as the tax assessor has not issued a certificate ordering a different rate for deducting tax at source (including an exemption from deducting tax at source).

As a rule, foreign residents (individuals and companies, as defined in the Ordinance) are exempt from capital gains tax in a sale of securities traded on a stock exchange in Israel, if the capital gain is not attributed to their permanent enterprise in Israel, and they comply with the conditions and restrictions specified in section 97(B) of the Ordinance. That stated above shall not apply to a group of foreign resident persons if residents of Israel are controlling shareholders11 therein or are beneficiaries of or are entitled to 25% or more of the income or profits of the group of foreign resident persons, whether directly or indirectly, pursuant to that prescribed in section 68A. of the Ordinance. In the event that an exemption as stated does not apply, then, as a rule, the provisions of the relevant double taxation treaty (if any) between Israel and the foreign resident’s country of domicile may apply, subject to the furnishing in advance of a suitable certificate from the tax authority.

In addition, Deductions from Capital Gains Regulations will not apply to a debtor who is a financial institution that pays to a seller who is a foreign resident, consideration or other payment due to an exempt capital gain, if the foreign resident filed with the financial institution, within 14 days of opening the account and once every 3 years, if he was in Israel, he or his attorney, a statement on Form 2402 of his being a foreign resident and his eligibility for exemption.

11 'Controlling Shareholder"-shareholders, that hold, directly or indirectly, alone or with others, or together with another Israeli resident, one or more of the means of control that exceeds 25%

9.2          The tax rate that shall apply to dividend income originating from Shares of the Company

As a rule, individual residents of Israel shall be taxed for a dividend originating from Shares of the Company at the rate of twenty-five percent (25%), except in relation to an individual who is a material shareholder12 of the Company on the date of receipt of the dividend or on any date during the 12 months preceding its receipt, who shall be taxed at the rate of thirty percent (30%).

Regarding a dividend of Israeli resident companies, section 126 (b) of the Ordinance provides that, in calculating the taxable income of a group of people, income from profit distribution or from dividends that are from income (for tax purposes) that were derived or originated in Israel, directly or indirectly from another group of people that are liable for corporate tax,  shall not be included and income for which a special tax rate was determined shall also not be included.

Pursuant to the Israel Income Tax Regulations (Deduction from Interest, Dividend or Particular Profits), 5766 – 2005 (hereinafter: “the Deduction from Dividends Regulations”), the tax rate that must be deducted at source on a dividend to an individual and to a foreign resident in respect of Shares of the Company, whose shares are registered and held by the Nominee Company, shall be at the rate of 25%.

In accordance with the Deduction from Dividends Regulations, if a dividend is paid to an Israeli resident for whom a limited tax rate was determined by any law, the tax will be deducted at the prescribed rate.

In relation to a foreign resident, the rate of the tax deduction at source shall be subject to the provisions of a double tax treaty signed between the country of domicile of the Company and the foreign resident’s country of domicile (if any) and subject to the prior delivery of a tax exemption or reduction from the tax withholding at source from the tax authorities.

12 As this term in defined in section 88 of the Ordinance.

Tax at source will not be deducted for payments to provident funds, mutual funds and other entities that are exempt from the tax withholding at source by law.

9.3	Tax on high income

Pursuant to section 121B. of the Ordinance, an individual whose taxable income in the 2019 tax year shall exceed NIS 649,560 (a sum that is adjusted annually), shall be liable for tax on that portion of his taxable income that exceeds the said sum, at an additional rate of 3%. The provisions of this clause apply, inter alia, to capital gains from securities, apart from on the inflationary capital gain component, and on income from dividends and interest.

It is clarified that that stated above reflects the provisions of law and rulings described therein as are in effect on the date of This Offering Memorandum, to the best of the Company’s understanding, and they might be amended and lead to different outcomes. It is also emphasized that that stated above does not purport to constitute an agreed interpretation of the provisions of the law referred to in This Offering Memorandum;

The above is solely a general description and does not purport to constitute a substitute for individual tax counseling by experts, considering the unique circumstances of each investor. It is recommended that anyone considering a purchase of Securities pursuant to This Offering Memorandum should seek professional counseling in order to clarify the tax repercussions that might apply to it, considering the unique circumstances of the investor and of the Offered Securities.

10.	Refraining from arrangements

10.1
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from making any arrangements that are not specified in the Shelf Prospectus and in the Shelf Offering Memorandum in relation to the offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, and are undertaking to refrain from granting a right to purchasers of the Securities that shall be offered pursuant to the Shelf Offering Memorandum to sell the Securities that they purchased, and all, beyond that specified in the Shelf Prospectus and/or in the Shelf Offering Memorandum.

10.2
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to notify the Israel Securities Authority about any arrangement known to them with a third party in relation to the registration and offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, that contradicts the undertaking as stated above in clause 10.1.

10.3
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from engaging with any third party in relation to the registration and offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, who, to the best of their knowledge, made arrangements contrary to that stated above in clause 10.1.

11.	Permits and confirmations

11.1	The TASE issued its approval to list the Shares being offered to the public pursuant to the Shelf Offering Memorandum for trading on the TASE.

11.2
The TASE’s said approval is not to be construed as a confirmation of the details presented in the Shelf Offering Memorandum, or of the reliability or completeness thereof, and it should not be construed as expressing any opinion about the Company or about the quality of the Securities being offered in the Shelf Offering Memorandum or about the price at which they are being offered.

11.3	The trading of the Offered Securities pursuant to This Offering Memorandum shall begin shortly after they are listed for trading.

12.	Payment of a fee

Pursuant to the provisions of Regulation 4.A of the Israel Securities Regulations (Application Fee for the Granting of a Permit to Publish a Prospectus), 5755 – 1995, the Company shall pay the Israel Securities Authority the additional fee for the Securities being offered within the scope of the Shelf Offering Memorandum.

13.	Proceeds of the issue

13.1
The immediate proceeds that the Company anticipates from the issue pursuant to the Shelf Offering Memorandum, assuming that the entire Maximum Issued Quantity (as defined in section 1.2 above)  shall be purchased at the Minimum Price, after deducting the expenses involved in the issue pursuant to the Shelf Offering Memorandum, shall be as specified hereunder:

The anticipated immediate proceeds (gross)	~ NIS 292.5 million
Less early commitment, coordination and distribution fees	~ NIS 9.3 million
Less other expenses (estimated)	~ NIS 0.6 mil lion
Total anticipated proceeds, (net)	~ NIS 282.6 million

In addition, there is additional net consideration from the issuance to Poalim IBI in the amount of approximately NIS 10.9 million (net).

Hence, assuming that the entire Maximum Issued Quantity (as defined in section 1.2 above)  will be purchased at the Minimum Price, (less the expenses involved in the issuance according to the Shelf Offer Memorandum), and together with the proceeds of the private issuance to Poalim IBI, the net proceeds will be NIS 293.5 million.

13.2	Since the issue pursuant to This Shelf Offering Memorandum is not secured by underwriting, there is no assurance that all of the Shares being offered shall be purchased.

13.3	Regarding the designated use of the proceeds of the issue, see clause 16.5 hereunder.

13.4	Until the issue proceeds are used, the Company shall deposit and invest these monies as it shall deem fit, provided that every such investment shall be in solid channels.

In this clause, “solid channels” – including, but not limited to, an interest-bearing cash deposit, deposit in foreign currency, bonds assigned a rating of at least “AA,” etc. For the purpose of that stated above, an investment in shares or in ETFs, when their underlying asset is shares or share indices or Maof options, or a purchasing or writing of derivative positions, shall not be deemed an investment in solid channels.

13.5	No minimum sum for achievement was defined in this issue.

13.6
Discount Capital Underwriting Ltd., Poalim IBI (hereinafter: "the Main Distributors") and Epsilon Underwriting and Issuing Ltd., Barak Capital Underwriting Ltd., Leumi Partners Underwriting Ltd. and Alpha Beta Issuing Ltd. (hereinafter: "the Sub-Distributors") will serve as distributors for the purpose of the shares offered under this Shelf Offering Memorandum. For their services, the Main Distributors and Sub-Distributors will be entitled to a distribution fee at a rate of 0.82% of the immediate proceeds actually received for the shares offered under the Shelf Offering Memorandum and for the shares that will be allotted as part of the private allocation to Poalim IBI as noted in clause 5 above, plus duly required VAT, as described below. The fees will be divided between the Main Distributors and Sub-Distributors in accordance with the joint discretion of the Main Distributors. With regard to an agreement between the Company and Poalim IBI, for the allocation of ordinary shares of the Company, see section 5 above. In addition, the Issue Coordinator will be entitled to an Issue Coordinator fee of NIS 25,000.

13.7
For details regarding an early commitment fee to be paid to the classified investors for the shares in respect of which the classified investors undertook to submit orders, see clause 4 of the Shelf Offer Memorandum.

14.	Updates to the Shelf Prospectus

In accordance with Regulation 4 of the Shelf Offer Regulations, all reports submitted by the Company after the publication of the Shelf Prospectus are included in this Shelf Offering Memorandum by way of referral. The full version of the Company's reports are available on the Israel Securities Authority site at www.magna.isa.gov.il and the stock exchange's website at www.maya.tase.co.il.

15.	Consent for inclusion

A letter of consent of the Company’s independent auditor is attached to This Shelf Offering Memorandum, which includes its consent that its opinion of the Company’s financial statements shall be included, by way of referral, in This Shelf Offering Memorandum, all in the version of the attached consent letter and subject thereto.

16.	Information about the Offering and the Company

16.1	Summary Terms of the Offer

Issuer	Partner Communications Company Ltd. (the “Company”)
Securities Offered	21,950,000 ordinary shares, nominal value NIS 0.01 per share (the “Shares” or “Sale Shares”).
Denomination	The Shares will be issued in units, each consisting of [100] Shares (each a "Unit")
Offering Price	NIS 15.00 per Sale Share (i.e. NIS 1,500 per Unit).
Listing	Application will be made to list the Sale Shares for trading on the Tel Aviv Stock Exchange (the “TASE”).
Use of Proceeds
We intend to use the proceeds from the issuance of shares for general corporate purposes, including, among others, new investments, executing the Company's growth strategies, competing in the upcoming MoC's frequencies tender and other possible investment opportunities, insofar as there may be.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES, OTHER THAN TO A LIMITED NUMBER OF EXISTING SHAREHOLDERS IN COMPLIANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

Each purchaser of the shares offered pursuant to this shelf offering document shall be deemed to have represented and agreed that (i) the shares offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or with any securities regulatory authority of any state of the United States; (ii) it is not located in the United States and that it is not purchasing the shares on behalf of any person located in the United States; and (iii) it was not in the United States at the time that it submitted an application to purchase or when it purchased the shares.

16.2	Risk Factors

Investing in our Company involves a high degree of risk.  See “Risk Factors” in Section 3.5 of the shelf prospectus filed with the Israel Securities Authority (“ISA”) on June 13, 2018 (the “Shelf Prospectus”) and in Item 3.D of our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (“SEC”) and the ISA on March 27, 2019 (the “2018 20-F”).

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on shares offered by this shelf offering report.

16.2.1	Risks Related to the Shares and the Offering

Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. In order to comply with these obligations, the Company has agreed to sell 5% of the shares offered hereby to Poalim I.B.I. - Underwriting & Issuing Ltd., subject to regulatory approval.  If these obligations or restrictions are not complied with, we could be faced with monetary sanctions which could jeopardize our license.

As with other companies engaged in the telecommunications business in Israel, our mobile radio telephone license (the “License”) requires that a minimum economic and voting interest in, and other defined means of control of our Company be held by Israeli entities (Israeli citizens and residents or entities under their control). If this requirement is not complied with, we could be found to be in breach of our License, even though ensuring compliance with this restriction may be beyond our control.

Our License requires that our "founding shareholders or their approved substitutes", as defined in the License, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli founding shareholders and Israeli entities (Israeli citizens and residents), who were approved as such by the Minister of Communications (“MoC”). Notwithstanding the aforesaid, following the sale of the controlling stake of the Phoenix Group (one of the Company's approved Israeli founding shareholders) to foreign entities, on November 12, 2019, the MoC issued a temporary order (ending on November 1, 2020) amending the above holding requirement in our License and reducing the percentage that the approved Israeli entities are required to hold from 5% down to 3.82% of the means of control in the Company.

The current holdings of Israeli entities (as defined in the License) are approximately 5.2% (including approximately 1.2% held by the Phoenix Group), and any equity offering to the public, including the offering contemplated hereby, requires a pro-rata equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. In order to comply with this requirement, the Company has entered into an agreement with Poalim I.B.I. - Underwriting & Issuing Ltd. (“IBI”), a  co-distributor (together with other third parties) of this shelf offering report, for a private placement of shares in an amount equal to 5% of the total amount of shares offered hereby (including the offering to IBI) and at a price that will reflect a 25% discount on the effective price that will be determined in the institutional bid (meaning-the price that will be determined in the institutional bid less the early commitment fee).

In addition, according to our License, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our Company, may be made without the consent of the MoC.  Nevertheless, under certain Licenses granted, directly or indirectly, to Partner, approval of, or notice to, the MoC may be required for holding of 5% or more of Partner's means of control.  The contemplated acquisition of our shares by IBI in a private placement concurrent with this offering is subject to consent of the MoC and the Company has approached the MoC regarding this matter. As of the date of this shelf report, such consent is yet to be obtained. Shareholdings in breach of these restrictions relating to transfers or acquisitions of means of control or control of Partner could result in the following consequences: the shares will be converted into "dormant" shares as defined in the Israeli Companies Law, 1999, with no rights other than the right to receive dividends or other distributions to shareholders and to participate in rights offerings until such time as the consent of the MoC has been obtained and our License may be revoked or we may be subject to monetary sanctions. In addition, under certain Licenses of the Company's subsidiaries, approval of, or notice to, the MoC may be required for holding of less than 5% of means of control. Because of this lack of consistency, Partner may be in breach of its Licenses in this regard.

Our share price may be volatile, and you may lose all or part of your investment

The offering price may not reflect the market price of our shares following this offering and the price of our shares may decline.  In addition, the market price of our shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated variations in our and/or our competitors’ results of operations and financial condition;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our products and services;

•	our involvement in litigation;

•	our sale of shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our shares; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations.  Broad market and industry factors may materially harm the market price of our shares, regardless of our operating performance.  In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company.  If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

Future sales of our shares could reduce the market price of our shares.

Sales of our shares in the public market, particularly the shares held by S.B. Israel Telecom Ltd. and its affiliates (currently all rights related to these shares are vested in  a permanent receiver-for more information see section 16.3.3 below), could reduce the market price of our shares significantly. The perception in the public market that our shareholders might sell our shares could also depress the market price of our shares and could impair our future ability to obtain capital, especially through an offering of equity securities.  The market price of our shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our shares into the market. In addition, a sale by us of additional shares or similar securities in order to raise capital might have a similar negative impact on the share price of our shares. A decline in the price of our shares might impede our ability to raise capital through the issuance of additional shares or other equity securities, and may cause you to lose part or all of your investment in our shares.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

Although we are planning on using the net proceeds resulting from this offering for general corporate purposes, including, among others, new investments, executing the Company’s growth strategies, competing in the upcoming MoC's frequencies tender and other possible investment opportunities, insofar as there may be, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending our use of the net proceeds from this offering, we may invest the proceeds in a manner that does not produce income. See “Use of Proceeds” below.

16.2.2	Risks Relating to the Regulation of Our Industry

The Ministry of Communications might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum or fail to respond to our demands for the allocation of additional spectrum. Such eventualities may adversely affect our business and results of operations.

The Ministry of Communications ("MoC") might prevent us from using some of our existing spectrum, may limit our ability to use such spectrum (whether by demanding we share such use with others or placing other limits on such use) or may fail to respond to our demands for the allocation of additional spectrum or for the refarming of our existing spectrum (the conversion of existing frequencies to a different technology). Certain spectrum that have been temporarily allocated to us are part of the current frequency tender. See tender risk factor below. Such actions may interfere with our ability to effectively manage our licensed spectrum, reduce our ability to adequately provide services to our subscribers and place us at a competitive disadvantage. These possible eventualities may adversely affect our business and results of operations.

The conditions and method chosen to conduct the frequencies tender published by the MoC may prevent us from participating in the tender, lead to significant inflation in the final payments for the frequencies and affect the quality of the frequencies that we are awarded. Such eventualities may affect our ability to compete and adversely affect our business and results of operations

On July 15, 2019, the MoC published a tender for the award of frequencies, including frequencies intended for 5G services (the "Tender").

The Tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band will be awarded for a period of 15 years and the rest of the frequencies offered in the Tender will be awarded for a period of 10 years.

The Tender committee has chosen to conduct the tender using the Combinatorial Clock Auction (CCA) method. After reviewing the proposed method and based on expert advice, we believe that this method may lead to strategic bidding practices by some contenders which may lead to significant inflation in the final payments for the frequencies.

Mobile network operators ("MNOs") sharing a network are required to bid jointly in this Tender via a joint bid agreement which is to be pre-approved by the Tender committee. We are yet to agree with our network sharing partner (Hot Mobile) on a joint bid agreement. Failure to reach a joint bid agreement, or failing to secure regulatory approval for such agreement, may prevent us from participating in the frequency Tender, thereby adversely affecting our ability to compete.

The Tender includes limits on the amount of frequencies that a single network can be awarded in each band. We believe these limits have been set too high, thereby increasing the risk of excessive demand for the frequencies and inflating the final payments for such frequencies. Furthermore, since the Tender mechanism does not include a specific band allocation within each of the frequency ranges, even if we are awarded a specific band, we cannot guarantee full utilization of such band allocation if such an allocation is of an inferior quality. In the event that the spectrum allocated to us is insufficient to provide quality 4G and or 5G services, this could have a material adverse effect on our operations, profitability and capital expenses. In addition, our ability to migrate to next generation technologies would be harmed, which would place us at a disadvantage compared to our competitors.

According to the terms of the Tender, only existing MNOs will be allowed to compete for most of the frequencies tendered. Other contenders may compete with the existing MNOs for only 100 MHz in the 3,500-3,600 MHz band. Entry of new facilities-based operators into the cellular market may adversely affect our results of operations.

The Tender includes deployment-based incentives and reductions in spectral fees which also depend on the speed of deployment and adoption of new technologies.

However, the deployment and operation of new antennas require various consents and permits from all relevant authorities. If we encounter difficulties in obtaining such consents or permits, this may prevent us from meeting the deployment requirements set out in the Tender thereby reducing our chances of obtaining the substantial incentives included in the Tender.

The Company is studying the Tender documents while examining the feasibility of its participation in the Tender and cannot estimate, at this time, the implications of the Tender on the activities of the Company and its financial consequences.

Since we have yet to agree with our network sharing partner (Hot Mobile) on a joint bid agreement, and since we cannot anticipate what would be the minimum bids set by the Tender committee, nor what would be the results of the Tender, we cannot fully evaluate the implications of the Tender on our results of operations.

16.2.3	Risks Relating to Our Business Operations

Largely as a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five year period, including a loss we recorded in 2015.  For the nine month period ended September 30, 2019, we earned profits of NIS 12 million, a decrease of 68% compared with profit for the nine month period ended September 30, 2018. Under the assumption that existing trends and the current business environment continue, our operating results are likely to continue to decline in the future, which is likely to adversely affect our financial condition.

 Our revenues for the nine month period ended September 30, 2019, were NIS 2,400 million, a decrease of 2% from NIS 2,445 million for the nine month period ended September 30, 2018. The Company recorded a profit for the nine month period ended September 30, 2019 of NIS 12 million, compared with a profit for the nine month period ended September 30, 2018 of NIS 37 million. The principal factor leading to the overall decline in operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli communications market. These developments have caused, over the past several years, (i) significant price erosion in cellular services due to heightened competition from new entrants in the Israeli cellular market, (ii) a decrease in our cellular subscriber base and market share, and (iii) a decrease in gross profits from equipment sales.

Under the assumption that existing trends and the current business environment continue, these factors are likely to continue to negatively impact our business in the future. As a result, our financial condition is likely to be adversely affected, thereby increasing the risk of a substantial impairment in the value of our telecommunications assets. See also Item 5D.2 Outlook in the 2018 20-F.

Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of September 30, 2019, total borrowings and notes payables amounted to NIS 1,586 million, compared to NIS 1,366 million as of December 31, 2018. In addition, options to issue series G notes are financial liability at fair value of NIS 37 million as of September 30, 2019. See also Item 5B.4 Total net financial debt in the 2018 20-F. The terms of the Company’s borrowings and notes payable require the Company to comply with financial covenants and other stipulations for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. These events of default include non-compliance with the financial covenants, as well as other customary terms. See Item 5B.2 Long-Term Borrowings in the 2018 20-F.

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment. As a result, our ability to continue benefiting from one of the current contributors to total Company profits may be limited. (See also Item 5 -Operating and financial review and prospects and specifically Item 5D.2 Outlook in the 2018 20-F);

Our indebtedness could also adversely affect our financial condition and profitability by, among other things:

•
requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the funds available for financing ongoing operating expenses and future business development;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as in the economy generally;

•	increasing the likelihood of a downgrade in the rating of our notes by the rating company;

•	increasing the risk of a substantial impairment in the value of our telecommunications assets; and

•	limiting our ability to obtain the additional financing we may need to serve our debt, operate, develop and expand our business on acceptable terms or at all.

If our financial condition is affected to such an extent that our future cash flows are not sufficient to allow us to pay principal and interest on our debt, we might not be able to satisfy our financial and other covenants, and may be required to refinance all or part of our existing debt, use existing cash balances or issue additional equity or other securities. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

16.3	Recent Developments

16.3.1	Inter-Ministerial recommendations on Bezeq’s FTTH/B Universal Service obligations

On November 5, 2019, an Inter-Ministerial team (with representatives from the MoC, Ministry of Finance and the Competition Authority) published a hearing regarding the universal service obligations applicable to Bezeq with regards to Fiber Optic infrastructure (FTTH/B) deployment. The recommendations of the Inter-Ministerial team included the following:

Bezeq will be allowed to decide for itself in which areas it will roll out its fiber-optic network. Within such areas, Bezeq will be required to connect 100% of households to its fiber-optic network within five years;

In the areas where Bezeq decides not to lay a fiber-optic network, another operator will be chosen (by a reverse tender process) to deploy a fiber-optic network to all households in the area. Such operator will receive an incentive for such deployment from a universal service fund and will enjoy exclusivity in deploying a fiber optic network in this area (but will be obliged to provide other operators with a wholesale Bit Stream Access (BSA) service provided over their its optic network);

The universal service fund incentive plan will be financed by a tax on all telecommunications licensees (including Bezeq and Partner) whose annual revenues exceed NIS 10 million, beginning in the year 2022. The tax rate will be set at 0.5% of all annual income. We strongly oppose such a tax on income and have argued for alternative sources of finance, and at the least, a tax on profits instead of income. If our position on this issue will be rejected, this may adversely affect our results of operations;

In the areas where Bezeq decides not to lay a fiber-optic network, it (and its subsidiaries) will not be allowed to deploy a fiber-optic network for 3 years from the date of completion of each area tender. However, Bezeq may expand its deployment obligation by up to 10% to areas that have not been auctioned.

Hot Telecom's universal fiber-optic deployment obligations are still under consideration by the Inter-Ministerial team.

16.3.2	MOC's consultations regarding its overall fiber optic strategy

Further to the description in Item 4B.12e-iii of the 2018 20-F regarding Policy principles for the deployment of fiber-optic infrastructure in Israel ("Call for Public Comments Document"), on July 24, 2019, the MoC published two hearings (1) a hearing with respect to setting a maximum tariff for ultra-broadband access managed over the Bezeq fiber optic network and (2) a hearing with respect to changing the "reverse bundle" marketing format by Bezeq. On August 4, 2019, the MoC published an additional hearing regarding the determination of a uniform tariff for fiber-optic based internet access services.

Based on the content of these hearings (the "Hearings"), the Hearings form part of the overall fiber optic strategy which the MoC is formulating these days. The main provisions proposed in the Hearings are as follows:

A recommendation regarding the maximum tariff that Bezeq will be allowed to charge for ultra-broadband access managed over its fiber optic network - as proposed in the hearing, for a line with a speed of up to 400 Mbps the proposed maximum tariff will be NIS 71 per month (excluding VAT) and for a line with a speed of up to 1,000 Mbps the suggested maximum tariff will be NIS 85 per month (excluding VAT). The proposed rates include installation and fault repairs. These wholesale prices are not based on Bezeq's costs but rather on a benchmark of existing retail prices for fiber optic access services in Israel. Since such retail prices include various inputs which are not to be provided by Bezeq (such as customer service, user end equipment etc.) we believe that the suggested wholesale tariffs has been set too high and should be lowered considerably.  As stated in the Hearing documents, the suggested maximum tariff is temporary and the MoC intends to complete a process for setting fixed tariffs for these services in accordance with the principles set out in this regard in the Call for Public Comments Document.

A recommendation regarding change in Bezeq's "reverse bundle" marketing format - as proposed in the hearing, the MoC is considering changing the format that was presented in the hearing regarding the reverse bundle in March 2019, and determining that Bezeq will not be obligated to market in its "reverse bundle" service providers which have accumulated 100,000 or more wholesale Bit Stream Access ("BSA") customers, or more, on the Bezeq network and have access to 100,000 households, or more, with their independent fiber optic infrastructure using Bezeq's physical infrastructure. All existing "reverse bundle" subscribers on the date this format becomes effective, will continue with the same package and with the same service provider (even those who are not obliged to be marketed as stated above). It is proposed that this format will become effective after the launch of Bezeq's fiber project and with at least two months' prior notice to the service providers, and given the reasonable possibility of purchasing BSA service over the fiber network. We believe that there is no justification for these recommendations and have filed our detailed position on this matter with the MoC. If the MoC goes forward with its recommendations as proposed, this may negatively affect our results of operations.

A recommendation regarding setting a uniform tariff for fiber-optic internet services - as proposed at the hearing, the infrastructure owners (Bezeq and Hot Telecom) and the service providers will be required to set a uniform price (throughout the country) for each fiber-based service (FTTP), whether it is a service provided on the network belonging to said licensee or whether it is provided through another licensee's network. Such discrimination in fiber service prices would be prohibited, whether by providing different tariffs or by providing value. Since a uniform pricing would preclude us from charging higher retail prices for services which have higher costs. This limited flexibility would also make it easier for the infrastructure owners (Bezeq and Hot Telecom) to squeeze the margins of our retail services since they have costs which are lower than the wholesale price. Such margin squeeze may limit our ability to compete and can adversely affect our results of operations.

16.3.3	Event of Default and appointment of permanent receiver of the Company's shares of S.B. Israel Telecom Ltd. and its affiliates

The ordinary shares of the Company held by S.B. Israel Telecom Ltd. had been pledged to Advent Investments Pte. Ltd. under the Loan Documents (the “Pledged Shares”). On November 8, 2019, S.B. Israel Telecom Ltd. delivered an Event of Default Notice (the “Default Notice”) pursuant to Section 4(g)(i) of the Amended and Restated Terms and Conditions dated January 29, 2013 (the “Note Terms”) that it did not expect to have the ability to repay the debt on the final maturity date, January 29, 2020. Accordingly, S.B. Israel Telecom Ltd. acknowledged that the Default Notice constituted an Event of Default pursuant to Section 9(c)(i) of the Note Terms and notified The Ministry of Communications of Israel that such Default Notice could result in the filing of an application to appoint a receiver over the Pledged Shares (in light of the occurrence of an Event of Default).

On November 12, 2019, the District Court of Tel Aviv appointed Advocate Ehud Sol as a permanent receiver in relation to the Pledged Shares and issued an order vesting with the permanent receiver all rights related to the Pledged Shares, including the right to participate in the Company's shareholders’ meetings, the right to vote on the Pledged Shares, the right to receive dividends, and any contractual right related to the Pledged Shares (the “Receiver Appointment”). Upon the Receiver Appointment, and according to S.B. Israel Telecom Ltd. Schedule 13D/A filed on November 12, 2019, as of that date, S.B. Israel Telecom Ltd. and its affiliates ceased to beneficially own any ordinary shares of the Company, which rights are vested in the permanent receiver.

Further, as a result of the Receiver Appointment, on November 17, 2019, the Company received resignation notices from Mr. Adam Chesnoff (who served as Chairman of the Board of Directors of the Company) and Mr. Elon Shalev, Mr. Sumeet Jaisinghani, Mr. Arie Saban, Mr. Yoav Rubinstein, Mr. Barak Pridor and Mr. Tomer Bar-Zeev (who served as members of the Board of Directors of the Company).

On November 21, 2019, the Company appointed Ms. Osnat Ronen as Chairman of the Board of Directors of the Company.

On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the permanent receiver to exercise means of control of the Company by himself ("the Permit"). The Permit clarifies that its provision does not derogate from the permanent receiver's obligation to receive approval to perform an action which requires approval under the Company's licenses or under any law.

16.4	Capitalization and Indebtedness

The following tables set forth our capitalization and indebtedness (i) as of September 30, 2019 and (ii) as adjusted to reflect subsequent transaction in principal of debts through December 21, 2019 and the sale of shares offered hereby.  The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this shelf offering report.

	in NIS millions (unaudited)
	Actual (As of September 30, 2019)	Notes Series G issued November 2019 due to options exercised	Notes Series F issued November 2019	Bank loans repayments December 2019	Notes series D repayments December 2019	This offering hereby	As adjusted
Cash and cash equivalents	511	76	230	(13)	(109)	294	989
Short term deposit	156						156
Debt
Notes payable series D, less deferred costs, including current maturities	327				(109)		218
Notes payable series F, less deferred costs, including current maturities	796		230				1,026
Notes payable series G, less deferred costs, including current maturities	260	86					346
Borrowings from banks	203			(13)			190
Financial liability at fair value	37	(10)					27
Total debt	1,623	76	230	(13)	(109)	-	1,807

Equity:
Share Capital	2						2
Capital surplus	1,077					294	1,371
Accumulated retained earnings	567						567
Treasury shares	(239)						(239)
Total shareholders’ equity	1,407	-	-	-	-	294	1,701

Total Capitalization and Indebtedness	2,363	-	-	-	-	-	2,363

16.5	Use of Proceeds

   The net proceeds from the offering, after deduction of the arranger’s fees and other expenses and commissions of the offering, will be approximately NIS 282.6 million and net proceeds of NIS 10.9 million from the private issuance to Poalim I.B.I. together NIS 293.5 million.

We intend to use the net proceeds from the offering for for general corporate purposes, including, among others, new investments, executing the Company's growth strategies, competing in the upcoming MoC's frequencies tender and other possible investment opportunities, insofar as there may.

16.6	Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is approximately NIS 10 million excluding the private issuance to Poalim IBI.

16.7	Incorporation of Certain Information by Reference

We are allowed to incorporate by reference into this shelf offering report the information that we file with the SEC and the ISA, which means that we can disclose important information to you by referring to those filings.  The information incorporated by reference is considered to be part of this offering report.  We are incorporating by reference in this shelf offering report the documents listed below, the documents listed in Section 3.14 of the Shelf Prospectus and any future filings we may make with the SEC and ISA on Form 20-F or on Form 6-K (to the extent that such Form 6-K indicates that it is intended to be incorporated by reference herein) prior to the termination of this offering:

•	Form 20-F for the year ended December 31, 2018, filed with the SEC and the ISA on March 27, 2019;

•	Form 6-K filed with the SEC on March 27, 2019 (relating to fourth quarter and annual 2018 results);

•	Form 6-K filed with the SEC and with the ISA on April 2, 2019 (relating to the interest rate for the series D notes);

•	Form 6-K filed with the SEC and with the ISA on April 17, 2019 (relating to a private issuance in Israel of untradeable option warrants exercisable for the Company's debentures (Series G));

•
Form 6-K filed with the SEC and with the ISA on May 1, 2019 (relating to a supplementary report regarding a private issuance in Israel of untradeable option warrants exercisable for the Company's debentures (Series G));

•	Form 6-K filed with the SEC and with the ISA on May 6, 2019 (relating to the Company receiving a lawsuit and a motion for the recognition of this lawsuit as a class action);

•	Form 6-K filed with the ISA on May 12, 2019 and with the SEC on May 13, 2019 (relating to Company’s announcement of the release of first quarter 2019 results);

•	Form 6-K filed with the SEC and with the ISA on May 30, 2019 (relating to the Company’s first quarter 2019 results);

•	Form 6-K filed with the SEC and with the ISA on July 1, 2019 (relating to the issuance of company debentures (Series G) following exercise of option warrants (Series A));

•	Form 6-K filed with the SEC and with the ISA on July 2, 2019 (relating to the interest rate for the series D notes);

•	Form 6-K filed with the SEC and with the ISA on July 17, 2019 (relating to a frequency tender published by the Ministry of Communications);

•	Form 6-K filed with the SEC and with the ISA on August 5, 2019 (relating to S&P rating);

•	Form 6-K filed with SEC and with the ISA on August 7, 2019 (relating to Company’s announcement of the release of second quarter 2019 results);

•	Form 6-K filed with the SEC and with the ISA on August 27, 2019 (relating to the Company’s second quarter 2019 results);

•	Form 6-K filed with the SEC and with the ISA on August 28, 2019 (relating to materials for the annual general meeting of shareholders);

•	Form 6-K filed with the SEC and with the ISA on October 3, 2019 (relating to the interest rate for the series D notes);

•	Form 6-K filed with the SEC and with the ISA on October 29, 2019 (relating to results of the annual general meeting of shareholders);

•	Form 6-K filed with SEC and with the ISA on November 6, 2019 (relating to Company’s announcement of the release of third quarter 2019 results);

•	Form 6-K filed with the ISA on November 10, 2019 and with the SEC on November 12, 2019 (relating to a Schedule 13D report filed by S.B. Israel Telecom Ltd.);

•
Form 6-K filed with the SEC and with the ISA on November 13, 2019 (relating to a the appointment of a permanent receiver of the Company's shares held by S.B. Israel Telecom Ltd. and the Schedule 13D report filed by S.B. Israel Telecom Ltd.);

•	Form 6-K filed with the ISA on November 17, 2019 and with the SEC on November 18, 2019 (relating to changes to the Company's Board of Directors);

•	Form 6-K filed with the ISA on November 17, 2019 and with the SEC on November 18, 2019 (relating to further changes to the Company's Board of Directors);

•	Form 6-K filed with the SEC and with the ISA on November 21, 2019 (relating to the appointment of Ms. Osnat Ronen as the chairman of the Board of Directors);

•	Form 6-K filed with the ISA on November 24, 2019 and with the SEC on November 25, 2019 (relating to the Company receiving a lawsuit and a motion for recognition of the lawsuit as a class action);

•	Form 6-K filed with the ISA on November 24, 2019 and with the SEC on November 25, 2019 (relating to S&P rating);

•	Form 6-K filed with the SEC and with the ISA on November 26, 2019 (relating to the Company’s third quarter 2019 results);

•	Form 6-K filed with the ISA on November 28, 2019 and with the SEC on November 29, 2019 (relating to the issuance of Company debentures (Series G) following exercise of option warrants (Series A));

•	Form 6-K filed with the ISA on December 1, 2019 and with the SEC on December 2, 2019 (relating to the announcement of a uniform weighted discount rate for Series F debentures);

•
Form 6-K filed with the SEC and with the ISA on December 10, 2019 (relating to the Ministry of Communications' grant of a permit to exercise means of control of the Company to Adv. Ehud Sol by himself);

•	Form 6-K filed with the SEC and with the ISA on December 31, 2019 (relating to a possible share offering in Israel);

•	Form 6-K filed with the SEC and with the ISA on January 2, 2020 (relating to interest rate for the Series D notes for the period commencing on December 31, 2019 and ending on March 30, 2020); and

•	Form 6-K filed with the SEC and with the ISA on January 3, 2020 (relating to the tender results for Classified Investors).

As you read the above documents, you may find inconsistencies in information from one document to another.  If you find inconsistencies between the documents and this shelf offering report, you should rely on the statements made in the most recent document.

We will provide to each person, including any beneficial owner, to whom this shelf offering report is delivered, a copy of these filings, at no cost, upon written or oral request to us at: 8 Amal Street, Afek Industrial Park, Rosh Ha’ayin 48103, Israel, Attn.: Corporate Secretary, telephone number: 972-54-7814-888.  Copies of these filings may also be accessed on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and our website at www.partner.co.il.  Except for such filings, information contained on such websites is not part of this shelf offering report.

16.8	Legal Matters

Certain legal matters with respect to the offering of the Shares are being passed upon for us by Agmon & Co., Rosenberg, Hacohen & Co. of Tel Aviv, Israel and by Shearman & Sterling (London) LLP of London, United Kingdom.

17.	The legal opinion:

The Company received the following opinion:

אגמון ושות' רוזנברג הכהן ושות'

Agmon & Co. Rosenberg Hacohen & Co.

January 5, 2020
Partner Communications Company Ltd.
8 Amal Street
Afek Industrial Park
Rosh Ha-Ayin

Dear Mr./Ms.,

Re: Partner Communications Company Ltd. (hereinafter: “the Company”) –
Shelf Offering Memorandum of January 6, 2020
(hereinafter: “the Shelf Offering Memorandum”)

With reference to the Company’s Shelf Prospectus dated June 13, 2018 (hereinafter: “the Shelf Prospectus”) and to the Shelf Offering Memorandum that is being published by virtue thereof, we hereby issue our opinion as follows:

1.	In our opinion, the rights attached to the securities being offered pursuant to the Shelf Offering Memorandum have been correctly described in the Shelf Offering Memorandum.

2.	In our opinion, the Company has the authority to issue the Securities being offered in the Shelf Offering Memorandum in the manner described in the Shelf Offering Memorandum.

3.	In our opinion, the Company’s directors have been duly appointed and their names are included in the Shelf Offering Memorandum.

We hereby agree to the inclusion of this opinion in the Shelf Offering Memorandum.

Sincerely,

Amir Goddard, Adv.    Matan Daskal, Adv.

Agmon & Co. Rosenberg Hacohen & Co.

18.	Letter of consent of the Company’s independent auditor

January 5, 2020

The Board of Directors of Partner Communications Ltd.

Dear Mr./Ms.,

We are agreeing to the inclusion, by way of referral, in the Shelf Offering Memorandum (hereinafter – “the Offering Memorandum”) of Partner Communications Company Ltd. (hereinafter – “the Company”), of the auditors’ opinion that we signed on March 26, 2019, which relates to the Company’s consolidated financial statements and to the effectiveness of internal control components on the Company’s financial reporting as on December 31, 2018, which were submitted by the Company to the United States Securities and Exchange Commission and to the Israel Securities Authority within the scope of the 20-F Report for 2018, on March 27, 2019, as well as to the inclusion of our name under the title “experts” in the Offering Memorandum, as the term “expert” is defined in the Securities Act of 1933.

This letter is being issued at the request of the Company and is designated solely for inclusion in the Company’s Offering Memorandum, which is planned to be published in January 2020. Furthermore, since the securities being offered within the scope of the Offering Memorandum were not and shall not be listed pursuant to the Securities Act of 1933, we did not submit this letter of consent under the Securities Act of 1933.

Sincerely,

Kesselman & Kesselman
Accountants
PwC Israel

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, POB 50005, Tel-Aviv 6150001
Telephone: +972-3-7954555, fax: +972-3-7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

Signatures

The Company:
Partner Communications Company Ltd.

The Directors:
Osnat Ronen

Barry Ben-Zeev

Richard Hunter

Jonathan Kolodny

Yossi Shachak

Arie (Arik) Steinberg

Ori Yaron

Yehuda Saban

Annexes

Annex A- Tel-Aviv Stock Exchange Approval

Annex B- Interim Condensed Consolidated Financial Information at September 30, 2019

Annex A- Tel-Aviv Stock Exchange Approval

January 5, 2020
359969
Partner Communications Company Ltd.
POB 435
Rosh Ha’Ayin 481032

Dear Mr./Ms.,

Re: Approval to list securities for trading on the TASE pursuant to a shelf offering memorandum

1.
Further to our approval in principle of 4.6.18, reference no. 325708, approval is hereby issued for the listing for trading of up to NIS 19,500,000 shares of par value NIS 0.01, being issued to the public.

2.	The validity of this approval is contingent upon the shares being listed for trading within 60 days of 5.1.20.

3.
This approval is being issued based on the shelf prospectus of 13.6.18, on the opinion of the law firm of Shearman & Sterling LLP of 5.1.20, on the draft shelf offering memorandum of 31.12.19 and the correction sheets up until 5.1.2020, which you furnished to us. This approval is subject to the requisite approvals pursuant to any law, subject to the payment of the TASE listing fee and subject to the fulfillment of all of the other conditions specified in the TASE regulations.

4.
This approval of the TASE should not be deemed confirmation of the details presented in the shelf offering memorandum or of their reliability or completeness, nor should it be deemed as expressing any opinion about the company or about the quality of the securities being offered in the shelf offering memorandum or about the price at which they are being offered.

5.	The shares being offered to the public must be registered in the company's shareholder registry in the name of the nominee's company.

6.	Please:

a.	mark any changes between the draft shelf offering memorandum that you issued to us and the final shelf offering memorandum;

b.	submit for our approval any amendment that you make to the shelf offering memorandum;

c.	upon allotment of the shares, please contact us for the purpose of listing them for trading on the TASE.

7.
We call your attention to the attached letter. When completing the report form to “Magna” through which you are publishing the shelf offering memorandum, please complete the sheet accompanying the form (xml sheet) and include the tender number as specified hereunder:

	Identification name	Tender identification number
Tender for shares	Partner Tender 2	1151760

Sincerely,

The Tel-Aviv Stock Exchange Ltd.

The Tel-Aviv Stock Exchange Ltd.
2 Ahuzat Bayit St., Tel-Aviv 6525218 • POB 28060, Tel-Aviv 6129001 • Tel: 076-8160411, fax: 03-5105379
www.tase.co.il

 A - 1

Annex B- Interim Condensed Consolidated Financial Information at September 30, 2019

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AT SEPTEMBER 30, 2019
 (Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDEDNSED CONSOLIDATED FINANCIAL INFORMATION
AT SEPTEMBER 30, 2019
 (Unaudited)

TABLE OF CONTENTS

Page
INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Interim condensed consolidated statements of financial position	B - 2 - B -3

Interim condensed consolidated statements of income	B -4

Interim condensed consolidated statements of comprehensive income	B -5

Interim condensed consolidated statements of changes in equity	B -6 - B -7

Interim condensed consolidated statements of cash flows	B -8 - B -10

Notes to interim condensed consolidated financial information	B -11 - B -26

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	December 31,	September 30,	September 30,
	2018	2019*	2019*
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	416	511	147
Short-term deposits		156	45
Trade receivables	656	595	171
Other receivables and prepaid expenses	33	38	11
Deferred expenses – right of use	51	25	7
Inventories	98	100	29
	1,254	1,425	410

NON CURRENT ASSETS
Trade receivables	260	250	72
Prepaid expenses and other	4	3	1
Deferred expenses – right of use	185	98	28
Lease – right of use		600	172
Property and equipment	1,211	1,434	412
Intangible and other assets	617	547	157
Goodwill	407	407	117
Deferred income tax asset	38	43	12
	2,722	3,382	971

TOTAL ASSETS	3,976	4,807	1,381

*    See Note 2 regarding the adoption of IFRS 16 - Leases.

Date of approval of the interim condensed financial information by the Company’s board of directors:
January 2, 2020.

Isaac Benbenishti	Tamir Amar
Chief Executive Officer	Chief Financial Officer

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	December 31,	September 30,	September 30,
	2018	2019**	2019**
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	162	320	92
Trade payables	711	680	195
Payables in respect of employees	96	90	26
Other payables (mainly institutions)	10	32	9
Income tax payable	35	29	8
Lease liabilities		138	40
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	41	47	14
Provisions	64	50	14
	1,150	1,417	407
NON CURRENT LIABILITIES
Notes payable	1,013	1,115	320
Borrowings from banks and others	191	151	43
Financial liability at fair value		37	11
Liability for employee rights upon retirement, net	40	42	12
Dismantling and restoring sites obligation	13
Lease liabilities		513	147
Deferred revenues from HOT mobile	133	109	31
Other non-current liabilities	30	16	6
	1,420	1,983	570
TOTAL LIABILITIES	2,570	3,400	977

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2018 and September 30, 2019 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2018 ***162,628,397 shares
September 30, 2019 ***162,915,186 shares
Capital surplus	1,102	1,077	309
Accumulated retained earnings	563	567	163
Treasury shares, at cost December 31, 2018 ****8,560,264 shares September 30, 2019 ****8,275,837 shares	(261)	(239)	(69)
Non-controlling interests	*
TOTAL EQUITY	1,406	1,407	404
TOTAL LIABILITIES AND EQUITY	3,976	4,807	1,381

  *       Representing an amount of less than 1 million.
  **     See Note 2 regarding the adoption of IFRS 16 - Leases.
***   Net of treasury shares
**** Including restricted shares in amount of 1,210,833 and 1,226,364 as of and December 31, 2018 and September 30, 2019, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels				Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,		3 months ended September 30,		9 months ended September 30,	3 months ended September 30,
	2018	2019**	2018	2019**	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,445	2,400	822	825	689	237
Cost of revenues	2,006	2,014	657	687	578	197
Gross profit	439	386	165	138	111	40

Selling and marketing expenses	221	228	78	78	65	23
General and administrative expenses	137	124	46	42	36	12
Other income, net	21	23	7	8	7	2
Operating profit	102	57	48	26	17	7
Finance income	4	4	1	1	1	*
Finance expenses	45	52	11	19	15	5
Finance costs, net	41	48	10	18	14	5
Profit before income tax	61	9	38	8	3	2
Income tax expenses (income)	24	(3)	12	1	(1)	*
Profit for the period	37	12	26	7	4	2
Attributable to:
Owners of the Company	37	12	26	7	4	2
Non-controlling interests	*	*	*		*
Profit for the period	37	12	26	7	4	2

Earnings per share
Basic	0.22	0.07	0.16	0.04	0.021	0.012
Diluted	0.22	0.07	0.16	0.04	0.021	0.012
Weighted average number of shares outstanding (in thousands)
Basic	167,137	162,802	164,785	162,864	162,802	162,864
Diluted	168,047	163,497	165,611	163,505	163,497	163,505

*      Representing an amount of less than 1 million.
  **    See Note 2 regarding the adoption of IFRS 16 - Leases.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOM

	New Israeli Shekels				Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,		3 months ended September 30,		9 months ended September 30,	3 months ended September 30,
	2018	2019**	2018	2019**	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	37	12	26	7	4	2
Other comprehensive income for the period, net of income taxes	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37	12	26	7	4	2
Total comprehensive income attributable to:
Owners of the Company	37	12	26	7	4	2
Non-controlling interests	*	*	*		*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37	12	26	7	4	2

  *      Representing an amount of less than 1 million.
**    See Note 2 regarding the adoption of IFRS 16, Leases.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital Number of Shares**	Share capital Amount	Capital surplus	Accumulated earnings	Treasury shares	Total	Non-controlling interests	Total equity
		( In millions )
New Israeli Shekels:
BALANCE AT DECEMBER 31, 2018 (audited)	162,628,397	2	1,102	563	(261)	1,406	*	1,406
Adoption of IFRS 16				(21)		(21)		(21)
BALANCE AT JANUARY 1, 2019 (unaudited)	162,628,397	2	1,102	542	(261)	1,385	*	1,385
CHANGES DURING THE 9 MONTHS ENDED
SEPTEMBER 30, 2019 (unaudited):
Total comprehensive profit for the period				12		12	*	12
Exercise of options and vesting of restricted shares granted to employees	286,789		(22)		22
Employee share-based compensation expenses				13		13		13
Transactions with non-controlling interests			(3)			(3)	*	(3)
BALANCE AT SEPTEMBER 30, 2019 (unaudited)	162,915,186	2	1,077	567	(239)	1,407	-	1,407

Convenience translation into U.S. Dollars (note 2a):
BALANCE AT DECEMBER 31, 2018 (audited)	162,628,397	1	316	162	(75)	404	*	404
Adoption of IFRS 16				(6)		(6)		(6)
BALANCE AT JANUARY 1, 2019 (unaudited)	162,628,397	1	316	156	(75)	398	*	398
CHANGES DURING THE 9 MONTHS ENDED
SEPTEMBER 30, 2019 (unaudited):
Total comprehensive profit for the period				3		3	*	3
Exercise of options and vesting of restricted shares granted to employees	286,789		(6)		6
Employee share-based compensation expenses				4		4		4
Transactions with non-controlling interests			(1)			(1)	*	(1)
BALANCE AT SEPTEMBER 30, 2019 (unaudited)	162,915,186	1	309	163	(69)	404	-	404

*     Representing an amount of less than 1 million.
**   Net of treasury shares.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of Shares**	Amount	Capital surplus	Accumulated Earnings	Treasury shares	Total	Non-controlling interests	Total equity
		( I n millions )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2018 (audited)	168,243,913	2	1,164	491	(223)	1,434	-	1,434
CHANGES DURING THE 9 MONTHS ENDED SEPTEMBER 30, 2018 (unaudited):
Total comprehensive income for the period				37		37	*	37
Exercise of options and vesting of restricted shares granted to employees	429,170		(33)		33
Acquisition of treasury shares	(5,518,826)				(82)	(82)		(82)
Employee share based compensation expenses				11		11		11
Non-controlling interests on acquisition of subsidiary							1	1
BALANCE AT SEPTEMBER 30, 2018 (unaudited):	163,154,257	2	1,131	539	(272)	1,400	1	1,401

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	504	660	190
Income tax paid	*	(1)	*
Net cash provided by operating activities	504	659	190
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(241)	(378)	(109)
Acquisition of intangible and other assets	(118)	(124)	(36)
Acquisition of a business, net of cash acquired		(3)	(1)
Investment in short-term deposits, net	(141)	(156)	(45)
Interest received	1	1	*
Consideration received from sales of property and equipment	3	2	1
Payment for acquisition of subsidiary, net of cash acquired	(3)
Net cash used in investing activities	(499)	(658)	(190)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease payments (principal and interest)		(124)	(36)
Acquisition of treasury shares	(82)
Interest paid	(54)	(21)	(6)
Proceeds from issuance of notes payable, net of issuance costs		256	75
Proceeds from issuance of option warrants exercisable for notes payables		37	11
Repayment of non-current borrowings	(375)	(39)	(11)
Repayment of current borrowings		(13)	(4)
Transactions with non-controlling interests		(2)	(1)
Net cash provided by (used in) financing activities	(511)	94	28
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(506)	95	28
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	867	416	119
CASH AND CASH EQUIVALENTS AT END OF PERIOD	361	511	147

*      Representing an amount of less than 1 million.
     **    See Note 2 regarding the adoption of IFRS 16 - Leases.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A – Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	9 months ended September 30,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	37	12	4
Adjustments for:
Depreciation and amortization	406	546	157
Amortization of deferred expenses - Right of use	31	21	6
Employee share based compensation expenses	11	13	4
Liability for employee rights upon retirement, net	1	2	1
Finance costs, net	(1)	19	5
Interest paid	54	21	6
Interest received	2	(1)	*
Deferred income taxes	17	2	1
Income tax paid		1	*
Capital loss from property and equipment		(2)	(1)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	110	71	21
Other	(2)	(2)	(1)
Increase (decrease) in accounts payable and accruals:
Trade	(46)	28	8
Other payables	(29)	8	2
Provisions	(6)	(14)	(4)
Deferred revenues from HOT mobile	(23)	(24)	(7)
Other deferred revenues	(1)	6	2
Increase in deferred expenses - Right of use	(77)	(39)	(11)
Current income tax liability	7	(6)	(2)
Decrease (increase) in inventories	13	(2)	(1)
Cash generated from operations	504	660	190

*      Representing an amount of less than 1 million.
      **    See Note 2 regarding the adoption of IFRS 16 - Leases.

At September 30, 2019 and 2018, trade and other payables include NIS 133 million ($38 million) and NIS 130 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix B – Consolidation of the Company's share (50%) in PHI

The following table presents the Company's share (50%) in PHI's statement of financial position items that are consolidated to the financial statements as the Company’s share in a joint operation:

	New Israeli Shekels in millions
	January 1, 2019
	Company's share (50%) in PHI's accounts**	Intercompany elimination	Total
CURRENT ASSETS
Cash and cash equivalents	*		*
Current assets	69	(62)	7

NON CURRENT ASSETS
Property and equipment and intangible assets	142		142
Lease – right of use	355		355

CURRENT LIABILITIES
Current borrowings from banks	13		13
Trade payables and other current liabilities	55		55
Lease liabilities	65		65

NON CURRENT LIABILITIES
Lease liabilities	290		290
Deferred revenues	142	(142)	-

EQUITY	1	(1)	-

*   Representing an amount of less than NIS 1 million.
** Certain intercompany balances were eliminated in the presentation of Company's share in PHI's accounts.

The accompanying notes are an integral part of the interim condensed consolidated financial information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

NOTE 1 - GENERAL

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the Partner brand, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR".

This interim condensed consolidated financial information of the Company as of September 30, 2019, is comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See list of subsidiaries and partnerships and principles of consolidation in note 2(b).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of the financial information

This interim condensed consolidated financial information of the Company as of September 30, 2019 ("the financial information") has been prepared in accordance with IAS 34, Interim financial reporting. The interim condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IFRS).

The interim condensed consolidated financial information has been reviewed, not audited.

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2018 as described in those annual financial statements.

Costs incurred unevenly during the year are brought forward or deferred for interim reporting purposes if, and only if, it is appropriate to bring forward or defer such costs at the end of the reporting year.

Income tax for interim periods is included based on the best management estimate of the anticipated average annual tax rate for the entire year.

Convenience translation into U.S Dollars (USD or $): The NIS figures at September 30, 2019 and for the period then ended have been translated into USD using the representative exchange rate of the USD at September 30, 2019 ($1 = NIS 3.482). The translation was made solely for convenience. The translated USD figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

   (b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

List of wholly owned subsidiaries and partnerships:
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Communication Products 2016 - Limited Partnership
Partner Business Communications Solution - Limited Partnership – not active
Iconz Holdings Ltd.

         Joint operation:

At the beginning of January 2019, an amendment to the NSA agreement between the Company and Hot Mobile was signed, and communicated to the Ministry of Communications and Anti-trust regulator which, among other things, cancelled the position of the independent director mentioned above who acted as a chairman, and no consideration was transferred between the Parties in relation to this matter. The amendment did not change ownership shares, nor the CAPEX-OPEX mechanism described above. As a result of the amendment the control over PHI is now borne 50-50 by the Company and Hot Mobile, each nominates an equal number of directors (3 directors). Since, thereafter, decisions about the Relevant Activities of PHI require the unanimous consent of the Parties, PHI is considered a joint arrangement controlled by the Company and Hot Mobile (joint control).

The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. Starting January 1, 2019 the Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share (50%) in the assets, liabilities, and expenses of PHI, instead of the equity method. Starting January 1, 2019 payments with respect to rights to use PHI's fixed assets are presented in the statement of cash flows as cash used in investing activities instead of cash payments for deferred expenses used in operating activities.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) The following new standard is effective for the first time commencing January 1, 2019:

(a) IFRS 16, Leases. It results in almost all leases, where the Group is the lessee, being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay lease payments are recognized on the statement of financial position. The only exceptions for lessees are short-term (not applied) and low-value leases (applied) which are recognized on a straight-line basis as expense in profit or loss. The statement of profit or loss is also affected because operating expense is replaced with interest and depreciation. Operating cash flows are higher as cash payments of the lease liability are classified within financing activities. The accounting for lessors did not significantly change. The main lease contracts that affected the financial statements were operating leases where the Group leases offices, retail stores and service centers, cell sites, and vehicles.

Liabilities from a lease were initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option, and
•	lease payments to be made under reasonably certain extension options.

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. The group is exposed to potential future changes in lease payments based on linkage to the CPI index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Right-of-use assets were measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs (except for initial application), and restoration costs.

The right of use asset is subsequently amortized according to the straight line method over the contract term or asset's useful life, whichever is shorter using the portfolio approach. As of the adoption date of IFRS 16, the average remaining amortization period is as follows: Cell sites 4.5 years, buildings 6 years, vehicles 2 years. For the nine months ended September 30, 2019 the amortization expenses were NIS 30 million, NIS 60 million and NIS 19 million with respect to buildings, cell sites and vehicles respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) The following new standard is effective for the first time commencing January 1, 2019 (continued):

(a) IFRS 16, Leases (continued):

       The Group also applied the following practical expedients:

•
Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

•
Interest rate: using a portfolio of leases with similar characteristics if the entity reasonably expects that the effects on the financial statements of applying this Standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

The Group applied the standard from its mandatory adoption date January 1, 2019. The Group applied the simplified transition approach and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for certain property leases were measured on transition as if the new rules had always been applied. All other right-of-use assets were measured at the amount equal to the lease liability on adoption (adjusted for any prepaid or accrued lease expenses, dismantling and restoring obligations). On transition the Group used the following practical expedients:

•
the lease liability is measured for leases previously classified as an operating leases under IAS 17  at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application;

•
rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•
not reassess whether a contract is, or contains, a lease at the date of initial application, and therefore IFRS 16 was not applied to contracts that were not previously identified as containing a lease.

•	Initial direct costs were excluded from the measurement of the right-of-use asset at the date of initial application;
•	use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

As described in note 2(b) in January 2019 the governance of PHI was changed and PHI is accounted for as a joint operation by the Company. Therefore the below estimates of the expected effect of the standard are presented including the Company's share in relation to its interests in the assets, liabilities and expenses of PHI.

Significant judgment determining leases term: in determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Management determined that most extension options are reasonably certain to be exercised and termination options are reasonably certain not to be exercised.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) The following new standard is effective for the first time commencing January 1, 2019 (continued):

Lease payments are presented in the statement of cash flows under the cash used in financing activities. For the nine months ended September 30, 2019 the lease payment outflows were: principal payments of NIS 109 million, and interest payments of NIS 15 million.

Quantitative information with respect to transition to IFRS 16:

The table below summarizes the effects of IFRS 16 on the consolidated statement of financial position as at January 1, 2019.

Effect of change on consolidated statement of financial position:

	New Israeli Shekels in millions
	As at January 1, 2019
	Previous accounting policy	Effect of change	According to IFRS16 as reported
Non-current assets - Lease – right of use	-	656	656
Non-current assets - Deferred income tax asset	38	6	44

Current liabilities - Lease liabilities	-	137	137
Non-current liabilities - Lease liabilities	-	546	546
Equity	1,406	(21)	1,385

Measurement of lease liability as of January 1, 2019:

New Israeli Shekels in millions
Operating lease commitments (undiscounted) disclosed as at December 31, 2018	372

Operating lease commitments as at December 31, 2018, Discounted	328
Group's share in PHI's lease liability, discounted	355
Lease liability recognized as at January 1, 2019	683
Of which are:
Current lease liabilities	137
Non-current liabilities	546

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

 (c) The following new standard is effective for the first time commencing January 1, 2019 (continued):

Lease payments (undiscounted) including option periods which are reasonably certain:

New Israeli Shekels
September 30, 2019
In millions
October to December 2019	36
2020	141
2021	118
2022	100
2023-2024	165
2025 and thereafter	162

(b) Annual Improvements to IFRS Standards 2015-2017 Cycle amended IFRS 11 Joint arrangements and clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. The amendment is effective from January 1, 2019.

(c) Interpretation 23 Uncertainty over Income Tax Treatments, The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. The amendment is effective from January 1, 2019. Its effect on the financial statements is not material.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 3 – SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	9 months ended September 30, 2019*				9 months ended September 30, 2018
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,348	576		1,924	1,384	515		1,899
Inter-segment revenue - Services	12	111	(123)		12	117	(129)
Segment revenue - Equipment	399	77		476	478	68		546
Total revenues	1,759	764	(123)	2,400	1,874	700	(129)	2,445
Segment cost of revenues - Services	1,044	601		1,645	1,072	512		1,584
Inter-segment cost of revenues - Services	111	12	(123)		116	13	(129)
Segment cost of revenues - Equipment	321	48		369	377	45		422
Cost of revenues	1,476	661	(123)	2,014	1,565	570	(129)	2,006
Gross profit	283	103		386	309	130		439
Operating expenses (3)	253	99		352	261	97		358
Other income, net	17	6		23	18	3		21
Operating profit	47	10		57	66	36		102
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	418	149			328	109
–Other (1)	14	(2)			11
Segment Adjusted EBITDA (2)	479	157			405	145
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				636				550
- Depreciation and amortization				(567)				(437)
- Finance costs, net				(48)				(41)
- Income tax income (expenses)				3				(24)
- Other (1)				(12)				(11)
Profit for the period				12				37

* See Note 2 regarding the adoption of IFRS 16 - Leases. For the 9 months ended September 30, 2019 the impact of the adoption of IFRS 16 was an increase of NIS 117 million in the Adjusted EBITDA, an increase of NIS 105 million in the cellular segment Adjusted EBITDA and an increase of NIS 12 million in the fixed-line segment Adjusted EBITDA.

PARTNER COMMUNICATIONS COMPNY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

 NOTE 3 – SEGMENT INFORMATION (continued)

	New Israeli Shekels				New Israeli Shekels
	3 months ended September 30, 2019*				3 months ended September 30, 2018
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	462	196		658	473	181		654
Inter-segment revenue - Services	4	37	(41)		3	39	(42)
Segment revenue - Equipment	142	25		167	143	25		168
Total revenues	608	258	(41)	825	619	245	(42)	822
Segment cost of revenues - Services	350	203		553	355	178		533
Inter-segment cost of revenues - Services	37	4	(41)		38	4	(42)
Segment cost of revenues - Equipment	119	15		134	111	13		124
Cost of revenues	506	222	(41)	687	504	195	(42)	657
Gross profit	102	36		138	115	50		165
Operating expenses (3)	84	36		120	88	36		124
Other income, net	6	2		8	5	2		7
Operating profit	24	2		26	32	16		48
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	140	55			109	40
–Other (1)	6	(2)			4
Segment Adjusted EBITDA (2)	170	55			145	56
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				225				201
- Depreciation and amortization				(195)				(149)
- Finance costs, net				(18)				(10)
- Income tax expenses				(1)				(12)
- Other (1)				(4)				(4)
Profit for the period				7				26

*  See Note 2 regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 3 – SEGMENT INFORMATION (continued):

(1) Mainly amortization of employee share based compensation.

(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

(3) Operating expenses include selling and marketing expenses and general and administrative expenses.

NOTE 4 – REVENUES

Disaggregation of revenues:

	9 months ended September 30, 2019 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	745	375	(66)	1,054
Segment revenue - Services to business customers	615	312	(57)	870
Segment revenue - Services revenue total	1,360	687	(123)	1,924
Segment revenue - Equipment	399	77		476
Total Revenues	1,759	764	(123)	2,400

	9 months ended September 30, 2018 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	778	304	(71)	1,011
Segment revenue - Services to business customers	618	328	(58)	888
Segment revenue - Services revenue total	1,396	632	(129)	1,899
Segment revenue - Equipment	478	68		546
Total Revenues	1,874	700	(129)	2,445

Revenues from services are recognized over time. For the 9 months ended September 2019 revenues from equipment are recognized at a point of time, except for NIS 12 million, which were recognized in the 9 months ended September 2019 over time. Revenues from equipment for the 9 months ended September 2019 include revenues from operating leases according to IFRS 16 in an amount of NIS 12 million. Revenues from services for the 9 months ended September 2019 include revenues from operating leases according to IFRS16 in an amount of NIS 41 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 5 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 48 million at September 30, 2019.

Described below are the main litigation and claims against the Group:

1.	Consumer claims

This category includes class actions and motions for the recognition of these lawsuits as class actions with respect to, among others, alleged claims regarding charges and claims regarding alleged breach of the Consumer Protection Law, the Privacy Protection Law, the Communications Law (Telecommunications and Broadcasting), license provisions, other legal provisions and engagement agreements with customers.

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	21	508
NIS 101 - 400 million	5	1,393
NIS 401 million - NIS 1 billion	2	1,405
Unquantified claims	14	-
Total	42	3,306

With respect to 4 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay will be immaterial.

2.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, the Court approved the motion and recognized the lawsuit as a class action. In July 2017, the parties filed a request to the Court to approve a settlement agreement. In December 2019, the Court approved the settlement agreement which Partner is currently implementing. The damages that Partner is required to pay are immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 5 – LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action. In March 2019, Partner filed an appeal of this decision. Partner estimates that the damages that Partner will be required to pay will be immaterial.

4.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action. In March 2019, the Company filed an appeal of this decision. The Company estimates that the damages that the Company will be required to pay will be immaterial.

With respect to 3 claims mentioned in the table above in a total amount of NIS 79 million (other than the 4 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 6 additional claims in a total amount of NIS 355 million (other than the 4 claims mentioned above), the court approved settlement agreements and withdrawals.

2.	Employees and other claims

This category includes 1 claim: In March 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company did not include in the severance pay calculation for its employees various components that constitute an addition to the salary for the severance pay calculation and thereby acted unlawfully.  The total amount claimed from Partner was estimated by the plaintiff to be approximately NIS 100 million. In November 2015, the plaintiff filed an amended claim and a motion to certify the claim as a class action. In November 2017, the parties filed a revised settlement agreement which was approved by the Court in July 2018. In 2019 Partner completed its obligations in accordance with the settlement agreement. The damages that Partner was required to pay were immaterial.

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 5 – LAWSUITS AND LITIGATIONS (continued)

B.	Contingencies in respect of building and planning procedures

Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and September 30, 2019 the Company provided the local authorities with 458 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

C.	Investigation by the Israeli Tax Authority

The Israeli Tax Authority is conducting an investigation that involves document collection and the questioning of among others, several Company employees, both past and current. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone (Tax Exemptions and Reductions) - 1985 Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the Israeli Tax Authority. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its condition, if any.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 6 – EQUITY AND SHARE BASED PAYMENTS

Share based compensation to employees – share options

The share options and restricted shares are subject to the 2004 Equity Incentive Plan (the Plan) that provides for the share options dividend adjustment mechanism and the cashless exercise.

During the nine months ended September 30, 2019 1,158,954 share options and 369,699 restricted shares were granted to senior officers and employees of the Company following the approval of the Company's Board of Directors.

During the nine months ended September 30, 2019 286,789 shares have been issued upon exercise of share options and vesting of restricted shares under the Plan.

Through September 30, 2019 – 34,999,523 share options have been granted to the Group's senior officers and employees pursuant to the Plan, of which 9,039,094 remained outstanding; and 5,483,089 restricted shares have been granted to the Group's senior officers and employees pursuant to the Plan, of which 1,225,052 remained outstanding.

NOTE 7 – INVENTORY

	New Israeli Shekels
	December 31,	September 30,
	2018	2019
	In millions
Handsets and devices	60	57
Accessories and other	6	10
Spare parts	23	21
ISP modems, routers, servers and related equipment	9	12
	98	100

NOTE 8 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation amounted NIS 29 million for the nine months ended September 30, 2019.

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 9 – PRINCIPAL SHAREHOLDER

On November 8, 2019, S.B. Israel Telecom Ltd. ("S.B. Israel"), holder of 30.38% of the Company's outstanding shares, issued the following statement:

As previously disclosed, S.B. Israel and its controlling affiliates have been in discussion with the lenders under the Notes regarding the terms of the Notes. On November 8, 2019, S.B. Israel delivered an Event of Default Notice (the “Default Notice”) to Advent and the Trustee under the Notes, providing notice pursuant to Section 4(g)(i) of the Amended and Restated Terms and Conditions dated January 29, 2013 (the “Note Terms”), that it is not expected to have the ability to repay the debt evidenced by the Notes on the Final Maturity Date, January 29, 2020. Accordingly, S.B. Israel acknowledged that the Default Notice constitutes an Event of Default pursuant to Section 9(c)(i) of the Note Terms. Additionally, for the sake of good order, on November 8, 2019, S.B. Israel notified The Ministry of Communications of Israel of the Default Notice and that such Default Notice may result in the filing of an application to appoint a receiver over the Ordinary Shares pledged by S.B. Israel to Advent to secure the Reporting Persons’ obligations arising under the Notes (the “Pledged Shares”) (in light of the occurrence of an Event of Default). The realization of the pledge over the Pledged Shares is subject to the prior written consent of the Minister of Communications of the State of Israel. On November 12, 2019, the District Court of Tel Aviv appointed advocate Ehud Sol as receiver and issued an order which order vests with the appointed receiver all rights related to the Pledged Shares, including the right to participate in the Issuer’s shareholders’ meetings, the right to vote the Pledged Shares, the right to receive dividends, and any contractual right related to the Pledged Shares (the “Receiver Appointment”). As a result of the Receiver Appointment, as of November 12, 2019, the Reporting Persons (S.B. Israel Telecom Ltd. and affiliates) ceased to beneficially own any Ordinary Shares of the Company. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the permanent receiver to exercise means of control of the Company by himself ("the Permit"). The Permit clarifies that its provision does not derogate from the permanent receiver's obligation to receive approval to perform an action which requires approval under the Company's licenses or under any law.

NOTE 10 – SEASONALITY

The Company's service revenues and profitability show some seasonal trends over the year, resulting mainly from revenues from roaming services, which tend to increase during Jewish holiday periods (generally in the second and fourth quarters) and during the summer months. Therefore the financial results for the nine months ended September 30, 2019 may not necessarily indicate the financial results for the year ended December 31, 2019.

NOTE 11 – NOTES PAYABLE ISSUANCE COMMITMENTS

In December 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 126.75 million of additional Series F Notes in December 2019.

In January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 100 million of additional Series F Notes in December 2019.

In December 2019, the Company issued the aforementioned additional Series F Notes in a principal amount of NIS 226.75 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 12 – NOTES PAYABLE ISSUANCE

In December 2018, following an agreement from September 2017 with certain Israeli institutional investors, the Company expanded Series F Notes in a principal amount of NIS 150 million under the same conditions.

In January 2019, the Company issued a new Series G Notes, in a principal amount of NIS 225 million, payable as follows: 4 annual installments of NIS 22.5 million each, payable in June of each of the years 2022 through 2025, NIS 45 million payable in June 2026 and NIS 90 million payable in June 2027. The principal bears fixed annual interest of 4%, payable annually on June 25 of each year.

In July 2019, following partial exercise of option warrants which are exercisable for Series G Notes (see also note 13), the Company issued an additional principal amount of NIS 38.5 million of Series G Notes (under the same conditions of the original series).

In November 2019, following partial exercise of option warrants which are exercisable for Series G Notes (see also note 13), the Company issued an additional principal amount of NIS 86.5 million of Series G Notes (under the same conditions of the original series).

NOTE 13 – ISSUANCE OF UNTRADABLE OPTION WARRANTS

In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G Notes. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G Notes that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G Notes immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants was NIS 37 million.

In July 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 38.5 million.

In November 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 86.5 million.

The total remaining consideration expected to be received (after the exercises described above), excluding consideration received for the allotment of the options, in respect of full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 177 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

NOTE 14 – FINANCIAL COVENANTS

Regarding Series F Notes, Series G Notes and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of September 30, 2019, the ratio of Net Debt to Adjusted EBITDA was 1.2.

Additional stipulations mainly include:
Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P.  Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively.

The Group was in compliance with the financial covenants and the additional stipulations for the period ended September 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: January 6, 2020